    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1999.


                                                      REGISTRATION NO. 333-78357

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                JORE CORPORATION

             (Exact Name of Registrant as Specified in Its Charter)

           MONTANA                           3423                        81-0465233
 (State or other Jurisdiction    (Primary Standard Industrial         (I.R.S. Employer
              of                 Classification Code Number)       Identification Number)
Incorporation or Organization)

                                   45000 HIGHWAY 93 SOUTH
                                    RONAN, MONTANA 59864
                                       (406) 676-4900
                              (Address and Telephone Number of
                         Registrant's Principal Executive Offices)
                                  DAVID H. BJORNSON, ESQ.
                                  CHIEF FINANCIAL OFFICER
                                      JORE CORPORATION
                                   45000 HIGHWAY 93 SOUTH
                                    RONAN, MONTANA 59864
                                 TELEPHONE: (406) 676-4900
                           (Name, Address and Telephone Number of
                                     Agent for Service)

                         ------------------------------

                                   COPIES TO:


    William E. Van Valkenberg, Esq.                   Matthew B. Jore                         Ronald J. Lone, Esq.
        Jonathan K. Wright, Esq.                  Chief Executive Officer                  Christopher J. Voss, Esq.
Van Valkenberg Furber Law Group P.L.L.C.              Jore Corporation                          Stoel Rives LLP
     1325 Fourth Avenue, Suite 1200                45000 Highway 93 South                    3600 One Union Square
     Seattle, Washington 98101-2509                 Ronan, Montana 59864                     600 University Street
       Telephone: (206) 464-0460                 Telephone: (406) 676-4900               Seattle, Washington 98101-3197
       Facsimile: (206) 464-2857                 Facsimile: (406) 676-8400                 Telephone: (206) 624-0900
                                                                                           Facsimile: (206) 386-7500


                         ------------------------------

        Approximate date of commencement of proposed sale to the public:

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

                         ------------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED AUGUST 19, 1999



                                4,000,000 Shares


                                     [LOGO]

                                  Common Stock


    This is the initial public offering of Jore Corporation common stock. We are selling 3,700,000 shares and one of our shareholders is selling 300,000 shares. We will not receive any of the proceeds from the sale of shares by our shareholder. No public market currently exists for our shares. We anticipate that the initial public offering price will be between $9.00 and $11.00 per share. We intend to list our common stock on the Nasdaq National Market under the symbol "JORE."



    We have granted the underwriters a 30 day option to purchase a maximum of 600,000 additional shares to cover over-allotments of shares.


                                 --------------

                 Investing in the common stock involves risks.
                     See "Risk Factors" starting on page 7.

                                 --------------

                                                                                               Proceeds to
                                                       Underwriting        Proceeds to           Selling
                                 Price to Public         Discount            Company           Shareholder
Per Share.....................          $                   $                   $                   $
Total.........................          $                   $                   $                   $

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

D.A. DAVIDSON & CO.
                JANNEY MONTGOMERY SCOTT INC.
                                FIRST SECURITY VAN KASPER

               The date of this prospectus is             , 1999

                  DESCRIPTION OF PHOTOGRAPHS AND OTHER ARTWORK



Inside front and back covers--Jore Corporation logo including "Where innovation meets reality" slogan



Gatefold pages--On left page--Caption of "Innovative Products"



    - Photograph of an assortment of power tool accessories, such as drill bits, quick connectors, screwdriver bits, and saw blades under a variety of brand names, including Stanley and Craftsman



    - Photograph of an end-cap display of our products under the Speed-Lok brand at a Sear's store



    - Photograph of a quarter pallet display of Jore products under the Stanley brand



On right page--Caption of "Innovative Processes"



    - Photograph of a Stratasys prototyping machine



    - Photograph of a design engineer creating a product/packaging schematic



    - Photograph of Jore drill bit manufacturing equipment

                                  TABLE OF CONTENTS


                                                    PAGE
                                                  ---------
Prospectus Summary..............................          1

Risk Factors....................................          4

Use of Proceeds.................................         12

S Corporation Distribution......................         12

Dividend Policy.................................         12

Capitalization..................................         13

Dilution........................................         14

Selected Consolidated Financial Data............         15

Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         16

Business........................................         25

Management......................................         36

                                                    PAGE
                                                  ---------

Summary Compensation Table......................         39

Certain Transactions............................         42

Principal and Selling Shareholders..............         45

Description of Capital Stock....................         46

Shares Eligible for Future Sale.................         47

Underwriting....................................         49

Legal Matters...................................         51

Experts.........................................         51

Change in Accountants...........................         51

Additional Information..........................         51

Index to Consolidated Financial
  Statements....................................        F-1


                            ------------------------


JORE-TM-, SPEED-LOK-TM-, SPEED SHANK-REGISTERED TRADEMARK-, QUAD-DRIVER-REGISTERED TRADEMARK-, BIT-LOK-REGISTERED TRADEMARK-, HIGH TORQUE POWER DRIVER-TM-, MONTANA TOOL CORPORATION-TM-, TORQUE DRIVER-TM-, ULTRA CUT-TM-, JORETECH-TM-, WHERE INNOVATION MEETS REALITY-TM- and AUTO JAW-TM- are trademarks of Jore Corporation. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of their respective owners.

                               PROSPECTUS SUMMARY


    THIS SUMMARY HIGHLIGHTS THE MOST IMPORTANT INFORMATION ABOUT THIS OFFERING. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, IN PARTICULAR THE RISKS OF INVESTING IN THE COMMON STOCK DISCUSSED UNDER "RISK FACTORS" ON PAGES 4 TO 11.


                                JORE CORPORATION

    Jore Corporation is a leader in the design, manufacture and marketing of innovative power tool accessories and hand tools for the do-it-yourself and professional craftsman markets. We offer a comprehensive system of proprietary drilling and driving products that save users time through enhanced functionality, productivity and ease of use. We manufacture our products using advanced technologies and equipment designs, thus achieving competitive advantages in cost, quality and production capacity. Our products are sold under private labels to the industry's largest retailers and power tool manufacturers, such as Sears, Roebuck and Co., TruServ Corporation, Black & Decker Corporation and Makita Corporation. In addition, we recently signed an agreement with The Stanley Works that grants us an exclusive license to sell power tool accessories under the STANLEY-REGISTERED TRADEMARK- brand. From 1996 to 1998, we increased our annual net revenues from $9.7 million to $44.9 million. Income from operations increased from a loss of $63,000 to a profit of $7.7 million during the same period.


    The cornerstone of our power tool accessories portfolio is a patented quick change drilling and driving system that enables single-handed interchangeability of a full range of hex-shank drilling, driving and surface preparation accessories. In addition to quick interchangeability, our hex-shank accessories provide enhanced torque transmission as compared to traditional round-shank products. Our system also includes our patented reversible drill and driver and screw guide accessories. We are broadening our product portfolio to include a variety of other power tool accessories such as saw blades, router bits and other accessories. We also have recently begun to offer several proprietary hand tools with innovative features for improved functionality.



    The development and commercial availability of cordless power tools since the early 1980s has created a growing installed base of these tools among do-it-yourself consumers, professional craftsmen and industrial users. The increased use of cordless power tools has led to a growing demand for new and improved power tool accessories. According to industry sources and our market research, we believe that the worldwide addressable market for our products is approximately $13.0 billion per year. In the United States, our addressable market is approximately $5.7 billion per year, consisting of $3.0 billion for power tool accessories and $2.7 billion for hand tools. The drilling and driving accessories market represents approximately $1.3 billion of the domestic power tool accessories market. The remainder of the power tool accessories market consists of saw blades, router bits and other accessories.


    Our objective is to be the leading manufacturer of innovative products for the global power tool accessories market. Our growth strategy includes the following specific elements:


    - EXPAND THE INSTALLED BASE AND APPLICATIONS OF OUR DRILLING AND DRIVING SYSTEM--The base of consumers using our proprietary quick change connectors is rapidly expanding. We believe that we can provide many new and complementary hex-shank accessory products into this growing installed base. Accordingly, we intend to develop and introduce new accessories within our drilling and driving system.



    - BROADEN OUR PRODUCT PORTFOLIO--We are broadening our product portfolio to include other innovative products, such as select hand tools with proprietary features. In addition, we are using our proprietary manufacturing processes to achieve cost leadership in producing traditional round-shank drill bits. We also will introduce other power tool accessories and hand tools under the STANLEY-REGISTERED TRADEMARK- brand and our customers' private labels. We will continue to seek opportunities to license new or existing products and technologies to complement our internal product development efforts.


    - ENHANCE EXISTING CUSTOMER RELATIONSHIPS--We believe that there are significant opportunities to expand our sales to existing customers. We plan to increase the number of products available to our customers, establish a presence in customer stores at which Jore Corporation products are currently not sold, and offer our products under different brands to enable our customers to effectively target various price points and consumer segments.

    - DEVELOP NEW CUSTOMER RELATIONSHIPS--In order to broaden our customer base, we are developing and expanding our relationships with retailers such as The Home Depot Inc., Lowes Companies, Inc., Ace Hardware Corporation and others. We believe that our ability to offer our products under both private labels and the STANLEY-REGISTERED TRADEMARK- brand greatly improves our ability to supply these retailers.


    - EXPAND INTO THE INDUSTRIAL MARKET--We believe that the rapid interchangeability of our accessories will also offer productivity enhancements to industrial users. Consequently, we intend to introduce our drilling and driving system to the industrial market, which we believe is approximately equal in size to the retail market that we presently serve. We also plan to competitively supply the industrial market with our internally produced round-shank drill bits.



    - EXPAND INTO FOREIGN MARKETS--We have expanded the distribution of our products into Canada and intend to begin selling our products in Europe. We will continue to evaluate opportunities to offer our products in other foreign markets.


    Our principal offices are located at 45000 Highway 93 South, Ronan, Montana 59864. Our telephone number is (406) 676-4900.

                                  THE OFFERING


Common stock offered by Jore Corporation.....  3,700,000 shares

Common stock offered by the
  selling shareholder........................  300,000 shares

Common stock to be outstanding
  after the offering.........................  13,222,800 shares

Use of proceeds..............................  For repayment of debt, funding the S corporation distribution, capital
                                               expenditures and working capital and general
                                               corporate purposes. See "Use of Proceeds."

Proposed Nasdaq National Market symbol.......  JORE



    This table is based on shares outstanding as of August 15, 1999 and excludes:



    - 1,224,692 shares of common stock issuable upon exercise of outstanding options;



    - 386,372 shares available for future issuance under our 1997 Stock Plan;
      and



    - 611,214 shares of common stock issuable upon exercise of outstanding warrants.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The information below should be read in conjunction with our Consolidated Financial Statements and the Notes thereto, and the sections captioned "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" included elsewhere in this prospectus.

                                                                  YEARS ENDED DECEMBER 31,
                                                -------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:                                                   1996       1997       1998      SIX MONTHS
                                                                              ---------  ---------  ---------      ENDED
                                                                                                                 JUNE 30,
                                                    1994           1995                                        -------------
                                                -------------  -------------                                       1998
                                                 (UNAUDITED)    (UNAUDITED)                                    -------------
                                                                                                                (UNAUDITED)
Net revenues..................................    $   9,590      $   9,416    $   9,686  $  23,656  $  44,888   $    14,881
Gross profit..................................        2,216          1,658        1,269      6,558     13,721         5,060
Income (loss) from operations.................          886            561          (63)     3,445      7,734         3,102
Net income (loss) as reported.................          625            189         (558)     2,541      6,240         2,484
Pro forma provision (benefit) for income
  taxes.......................................          205             95         (199)       900      2,343           932
                                                     ------         ------    ---------  ---------  ---------  -------------
Pro forma net income (loss)...................    $     420      $      94    $    (359) $   1,641  $   3,897   $     1,552
                                                     ------         ------    ---------  ---------  ---------  -------------
                                                     ------         ------    ---------  ---------  ---------  -------------
Pro forma basic net income per common share...                                                      $    0.40
                                                                                                    ---------
                                                                                                    ---------
Pro forma diluted net income per common
  share.......................................                                                      $    0.40
                                                                                                    ---------
                                                                                                    ---------
Pro forma weighted shares outstanding:
  Basic.......................................                                                          9,793
                                                                                                    ---------
                                                                                                    ---------
  Diluted.....................................                                                          9,816
                                                                                                    ---------
                                                                                                    ---------


STATEMENT OF OPERATIONS DATA:

                                                    1999

Net revenues..................................   $    18,057
Gross profit..................................         5,312
Income (loss) from operations.................         2,011
Net income (loss) as reported.................           957
Pro forma provision (benefit) for income
  taxes.......................................           366
                                                -------------
Pro forma net income (loss)...................   $       591
                                                -------------
                                                -------------
Pro forma basic net income per common share...   $      0.06
                                                -------------
                                                -------------
Pro forma diluted net income per common
  share.......................................   $      0.06
                                                -------------
                                                -------------
Pro forma weighted shares outstanding:
  Basic.......................................         9,884
                                                -------------
                                                -------------
  Diluted.....................................        10,056
                                                -------------
                                                -------------



                                                                                          JUNE 30, 1999
                                                                               -----------------------------------
                                                                                           PRO FORMA    PRO FORMA
BALANCE SHEET DATA:                                                             ACTUAL    -----------  AS ADJUSTED
                                                                               ---------  (UNAUDITED)  -----------
                                                                                                       (UNAUDITED)
Working capital (deficit)....................................................  $  (8,444)  $ (11,808)   $  21,602
Property, plant and equipment, net...........................................     31,727      31,727       31,727
Total assets.................................................................     56,735      56,980       90,390
Operating line of credit.....................................................     10,279      10,279       10,279
Long-term debt, net of current portion.......................................     18,326      18,326       18,326
Total shareholders' equity...................................................      7,496       2,957       36,367



    For all periods presented, we operated as an S corporation and were not subject to federal and state income taxes. Upon the completion of this offering, we will become subject to federal and state income taxes. Pro forma net income
(loss) reflects federal and state income taxes as if we had not elected S corporation status for income tax purposes. Pro forma net income per share is based on the weighted average number of shares of common stock outstanding during the period plus 360,900 shares, the estimated portion of the shares being offered that would be necessary to fund the distribution of previously taxed but undistributed S corporation earnings, which is estimated to be $3.6 million at June 30, 1999. See Note 2 of Consolidated Financial Statements.



    The preceding table summarizes:



    - the pro forma balance sheet reflecting the declaration and payment of the S corporation distribution, which is estimated to be $3.6 million at June 30, 1999. It also reflects the deferred income tax assets and liabilities that would have been recorded at that date.



    - the pro forma as adjusted balance sheet reflecting our sale of 3,700,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, after deducting underwriting discounts and our estimated offering expenses.


    EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND GIVES EFFECT TO A 216.017-FOR-ONE SPLIT OF OUR COMMON STOCK CONSUMMATED ON MAY 12, 1999.

                                  RISK FACTORS


    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. IF ANY OF THE FOLLOWING RISKS MATERIALIZE, OUR BUSINESS, OPERATING RESULTS, AND FINANCIAL CONDITION COULD BE MATERIALLY HARMED. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.


    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS, AND INTENTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH BELOW. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE INVESTING IN OUR COMMON STOCK.


OUR RAPID GROWTH MAY MAKE IT DIFFICULT TO EFFECTIVELY ALLOCATE OUR RESOURCES AND
  MANAGE OUR BUSINESS



    We are experiencing significant growth in the sales of our products, the number of employees and the amount of our production and cannot assure that we will be able to manage any future growth effectively. We recently expanded our operations by hiring additional personnel, increasing production capacity and upgrading our information systems. Continued growth could strain our management, production, engineering, financial and other resources. To manage our growth effectively, we must add manufacturing capacity while maintaining high levels of quality, manufacturing efficiency and customer service. We also must continue to enhance our operational, financial and management systems and successfully attract, train, retain and manage our employees. Any failure to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations, such as declines in revenues and profit margins.



THE LOSS OF A LARGE CUSTOMER COULD RESULT IN A SUBSTANTIAL DECREASE IN REVENUES



    Historically, most of our sales have been derived from a small number of customers and, due to the continuing consolidation of the industry's distribution channels, we expect a significant portion of our future sales to remain concentrated among a limited number of customers. In 1997, sales to Sears, Black & Decker, Makita and Home Depot accounted for approximately 96% of our net revenues and in 1998, sales to Sears, Black & Decker and Makita accounted for approximately 92% of our net revenues. A significant decrease in sales to, or the loss of, any of our major customers would have a material adverse effect on our business, prospects, operating results and financial condition, such as a substantial decline in revenues.



THE MARKETING OF OUR PRODUCTS UNDER THE STANLEY-REGISTERED TRADEMARK- BRAND MAY
  BE UNSUCCESSFUL AND MAY ADVERSELY AFFECT OUR RELATIONSHIPS WITH EXISTING CUSTOMERS



    In April 1999, we signed an agreement with The Stanley Works that grants us the exclusive license to sell power tool accessories under the STANLEY-REGISTERED TRADEMARK- brand and indemnifies us for damages and costs incurred in connection with any infringement claims arising out of our use of Stanley's trademarks and trade dress. Some of our existing customers may view our license arrangement with Stanley unfavorably, and therefore reduce or stop purchases of our products. For example, in June 1999, Black & Decker advised us that our proposed introduction of STANLEY-REGISTERED TRADEMARK- branded power tool accessories in yellow and black packaging would violate Black & Decker's trademark rights under its DEWALT-REGISTERED TRADEMARK-brand. In response to Black & Decker's assertions, Stanley filed a lawsuit, which we joined as a co-plaintiff, seeking a judgment that, among other things, the use of the colors yellow and black with the STANLEY-REGISTERED TRADEMARK- name or trademark on power tool accessories does not infringe or dilute Black & Decker's trademark rights. On July 7, Black & Decker asserted counterclaims against Stanley and Jore for unfair competition and trademark and trade dress infringement. This lawsuit, which is described more fully in "Business--Legal Proceedings" on page 37, poses the risks that:



    - We may be required to modify the colors of the packaging and promotional materials for our STANLEY-REGISTERED TRADEMARK--branded products which could diminish the value of, and limit our sales and growth prospects associated with, the STANLEY-REGISTERED TRADEMARK- brand;



    - We could incur significant expenses and be required to pay damages if Stanley fails to fulfill its indemnification obligations to us; and



    - Black & Decker could limit or terminate its business relationship with us.



The occurrence of any of these events could have a material adverse effect on our business, operating results and financial condition by increasing our costs, reducing our sales and diverting management resources.



    In addition, retailers may choose not to offer our products under the STANLEY-REGISTERED TRADEMARK- brand. We cannot be certain that the time and resources we will spend marketing our products under the STANLEY-REGISTERED TRADEMARK- brand will lead to increased sales and profitability. Other potential risks in connection with this licensing agreement include:



    - The failure by Stanley to maintain the integrity and quality of its brand image in the minds of consumers; and



    - Our inability to meet the performance requirements of the licensing agreement may cause Stanley to terminate our agreement.



OUR FAILURE TO DEVELOP NEW DISTRIBUTION CHANNELS COULD DIMINISH OUR REVENUE
  GROWTH



    We cannot assure that we will be able to develop new distribution channels or penetrate the industrial market or that this growth strategy can be implemented profitably. Our growth depends, in part, on our ability to develop new distribution channels, including penetration of the industrial market for our products. Challenges that we face in developing new distribution channels include:


    - Obtaining customer acceptance of our products;

    - Managing existing customer relationships;

    - Establishing relationships with new customers;

    - Displacing incumbent vendor relationships; and

    - Successfully introducing new products under the STANLEY-REGISTERED TRADEMARK- brand.

    Our failure to develop new distribution channels could have a material adverse effect on our business, operating results, and financial condition, particularly future revenue levels.


THE LOSS OF ANY OF OUR KEY PERSONNEL COULD ADVERSELY AFFECT OUR ABILITY TO
  MANAGE OUR BUSINESS



    Our performance and future success depends to a significant extent on our senior management and technical personnel, and in particular on the skills, experience, and continued efforts of Matthew Jore, Jore Corporation's founder, President and Chief Executive Officer. The loss of Matthew Jore or any of our other key personnel could have a material adverse effect on our business and prospects. We have an employment agreement with Matthew Jore but do not have employment agreements with any of our other employees.

OUR PRODUCTION PROCESSES COULD BE DISRUPTED AND OUR COST OF PRODUCTION COULD
  INCREASE SIGNIFICANTLY IF OUR MANUFACTURING EQUIPMENT DOES NOT MEET PERFORMANCE EXPECTATIONS OR IS NOT AVAILABLE FOR FUTURE PURCHASE



    The failure of our manufacturing equipment to perform reliably and as designed, our inability to source such equipment from present suppliers, or the obsolescence of our equipment could disrupt our production processes, reduce our sales and increase production costs. Our business is dependent on the successful implementation and operation of advanced manufacturing technologies. Our manufacturing equipment may fail to meet our performance requirements or continue to operate reliably because of unexpected design flaws or manufacturing defects. Moreover, we may be unable to continue to obtain equipment and supplies from our present suppliers if they cease producing or selling such equipment or supplies or opt not to sell to us. In addition, we cannot be certain that our manufacturing processes will remain competitive with new and evolving technologies.



OUR INABILITY TO INTRODUCE NEW PRODUCTS THAT ARE ACCEPTED BY THE MARKET COULD
  ADVERSELY AFFECT OUR SALES, OUR REPUTATION AS AN INNOVATIVE MANUFACTURER AND OUR ABILITY TO OBTAIN NEW CUSTOMERS



    Our future success will depend in part on our continuous and timely development and introduction of new products that address evolving market requirements. We cannot assure that our new products will be introduced on a timely basis or will achieve market acceptance. We may be unable to successfully develop and produce new products because of a lack of market demand, production capacity constraints or the lack of relevant technical and engineering expertise. Factors affecting the market acceptance of our new products include:


    - Functionality, quality and pricing;


    - Demand from end-users;


    - Favorable reviews in trade publications;

    - Adequate marketing support;

    - The introduction of competitive products; and

    - General trends in the power and hand tool industries and the home improvement market.


OUR GROWTH STRATEGY DEPENDS IN PART ON OUR EXPANSION INTO FOREIGN MARKETS, WHICH
  MAY BE DIFFICULT OR UNPROFITABLE



    We intend to expand distribution of our products in foreign markets. Because of the size and continued growth of the power tools accessories market outside North America, the failure to successfully enter foreign markets could limit our growth prospects. In our attempt to enter foreign markets, we may expend financial and human resources without a corresponding increase in revenues and profitability. We cannot assure that we will be able to penetrate foreign markets or that this growth strategy can be implemented profitably. Penetrating and conducting business in foreign markets involves challenges, including:



    - Local acceptance of our products;



    - Currency controls and fluctuations in foreign exchange rates;



    - Regulatory requirements such as tariffs and trade barriers;



    - Longer payment cycles and increased difficulty in collecting accounts receivable;



    - Unfavorable tax consequences; and



    - Transportation and logistics.

WE FACE COMPETITION IN THE POWER TOOL ACCESSORIES AND HAND TOOLS MARKETS


    The power tool accessories and hand tools markets are mature and highly competitive. We cannot assure that we will be able to compete in our target markets. In the power tool accessory market competitors include Vermont American Corporation, Black & Decker Corporation, Greenfield Industries, Inc., a wholly-owned subsidiary of Kennametal Inc., American Tool Companies, Inc. and others, as well as a number of other companies that supply products under private labels to OEM and retail customers. Some of these competitors offer products similar to ours or different products with similar functionalities. In particular, Black & Decker has developed a product line with similar characteristics to our quick-change system. In the hand tool market, competitors include American Tool Companies, Inc., Cooper Industries, Inc., The Stanley Works and others, including foreign manufacturers such as Sandvik AB.


    Many of our competitors are established companies that have significantly greater financial, technical, manufacturing, sales and marketing, and support resources than Jore Corporation. In addition, many of our competitors own well-known brands, enjoy large end-user bases, and benefit from long-standing customer relationships. We believe that consumers in our markets generally are loyal to a particular brand. Therefore, it may be difficult to generate sales to consumers who have purchased products from competitors. Our failure to compete successfully against current or future competitors would have material adverse effects on our business, operating results, and financial condition including loss of customers, declining revenues and loss of market share.


OUR DEPENDENCE ON CUSTOMER FORECASTS TO MANAGE OUR BUSINESS MAY CAUSE US TO
  MISALLOCATE OUR PRODUCTION, INVENTORY OR OTHER RESOURCES



    Significant or numerous cancellations, reductions or delays in orders by a principal customer or a group of customers could have a material adverse effect on our revenues, inventory levels and profit margins. We rely on our customers' forecasts to anticipate their future volume of orders, which typically do not become contractual obligations until approximately 30 days prior to shipment. We rely on these forecasts when making commitments regarding the level of business that we will seek and accept, the mix of products that we intend to manufacture, the timing of production schedules, and our use of equipment and personnel. The size and timing of orders placed by our customers varies due to a number of factors, including consumer demand, inventory management by customers, our customers' manufacturing or marketing strategies, and fluctuations in demand for competing and complementary products. In addition, a variety of economic conditions, both specific to individual customers and generally affecting the markets for our products, may cause customers to cancel, reduce or delay orders that were previously made or anticipated.


OUR BUSINESS IS SEASONAL AND OUR OPERATING RESULTS ARE SUBJECT TO QUARTERLY
  FLUCTUATIONS


    Seasonality and unanticipated changes in customer demand could cause our revenue, expenses, inventory levels and operating results to fluctuate. Currently, the majority of our sales occur during the third and fourth fiscal quarters and our operating results depend significantly on the holiday selling season. In 1997 and 1998, approximately 69% and 67%, respectively, of our net revenues were generated during the third and fourth quarters. To support this sales peak, we anticipate demand and build inventories of finished goods throughout the first two fiscal quarters. In addition, our customers may reduce or delay their orders during the first two fiscal quarters to balance their inventory between the holiday selling seasons. As a result, our levels of raw materials and finished goods inventories tend to be at their highest, relative to sales, during the first half of the year. These factors can cause variations in our quarterly operating results and potentially expose us to greater adverse effects of changes in economic and industry trends.

    In addition, a substantial portion of our sales depends upon receiving purchase orders for products to be manufactured and shipped in the same quarter in which these orders are received. While we monitor our customers' needs, we typically have a small backlog relative to net revenues, and a significant portion of our orders are placed for production and delivery within a few weeks from receipt of the order. As a result, the timing of revenue may be affected by changes in production volume in response to fluctuations in customer and end-user demand, introduction of new products by customers, and balancing of customers' inventory to their sales estimates.


UNSATISFACTORY PERFORMANCE OF OUR NEW INFORMATION TECHNOLOGY SYSTEM COULD SLOW
  OUR GROWTH



    The satisfactory performance and reliability of our information systems are essential to our operations and continued growth. We have implemented a new information technology system that became operational during August 1999. If the system fails to perform reliably or otherwise does not meet our expectations, we could experience design, manufacturing, and shipping delays which, in turn, could increase our costs and result in deferred or lost sales. Failure to maintain our new information system, or unsatisfactory performance of the system, could disrupt manufacturing operations and reporting systems, cause delays in production and shipping of product, and adversely affect our responsiveness to customers.



THE LOSS OR NON-PERFORMANCE OF OUR SALES REPRESENTATIVE COULD DISRUPT OUR SALES
  EFFORTS



    We coordinate our sales and marketing activities with a sales representative, Manufacturers' Sales Associates, LLC. In 1998, Manufacturers' Sales Associates and its affiliate received a commission on all of our sales. The failure or inability of Manufacturers' Sales Associates to represent us effectively, maintain relationships with our customers, attract new customers, or satisfactorily perform marketing activities could adversely affect our business, customer relationships, reputation and prospects for growth. Moreover, Manufacturers' Sales Associates can terminate its relationship with us at any time without penalty. Termination of this relationship would require us either to conduct all of our sales and marketing activities internally or retain another sales and marketing representative. Any such change could disrupt our sales efforts and damage our customer relationships.



WE SUBSTANTIALLY RELY ON CONTRACTS WITH AFFILIATES WHOSE INTERESTS MAY NOT
  ALWAYS COINCIDE WITH THOSE OF OUR PUBLIC SHAREHOLDERS



    The existence of, or potential for, conflicts-of-interest between two of our directors and us could adversely influence decisions relating to sales and marketing and printing and packaging of our products. We rely substantially on our sales representative, Manufacturers' Sales Associates, for sales and marketing assistance and on Printing Press Incorporated for printing and packaging materials. Our director William M. Steele is the managing member and owns 50% of Manufacturers' Sales Associates, and our director Bruce Romfo owns 30% of Printing Press Incorporated. In 1998, we paid an aggregate of $228,000 in sales commissions to Manufacturers' Sales Associates and its affiliate, and purchased $1.7 million printing and packaging materials from Printing Press. Because of their significant ownership stakes in these two entities, the interests of Messrs. Steele and Romfo may diverge from those of Jore Corporation and its public shareholders.



UNFAVORABLE CHANGES IN COSTS AND AVAILABILITY OF RAW MATERIALS MAY ADVERSELY
  AFFECT OUR MANUFACTURING OPERATIONS AND ABILITY TO SATISFY OUR CUSTOMERS'
  ORDERS


    We purchase raw materials, key components and certain products from third party vendors. Although there are alternative sources for these raw materials, components, and products, we could experience manufacturing and shipping delays if it became necessary to change or replace current suppliers, or to produce certain components or products internally. In addition, the prices of raw materials supplied by certain vendors are influenced by a number of factors, including general economic conditions, competition, labor costs, and general supply levels. Our inability to obtain reliable and timely supplies of out-sourced products and components and raw materials on a cost effective basis, or any unanticipated change in suppliers, could have a material adverse effect on our manufacturing operations, revenues and profitability.

WE DEPEND ON PATENT, TRADEMARK AND TRADE SECRET PROTECTION TO MAINTAIN OUR
  MARKET POSITION

    Our success depends in part on our ability to obtain patent protection for our products, maintain trade secret protection for our proprietary processes, and operate without infringing on the proprietary rights of others. Our existing U.S. and foreign patents expire between 2002 and 2012. We have filed, and intend to file, applications for additional patents covering our products. We cannot be certain that any of these patent applications will be granted, that any future inventions that we develop will be patentable or will not infringe the patents of others, or that any patents issued to or licensed by us will provide us with a competitive advantage or adequate protection for our technology. In addition, we cannot assure that any patents issued to or licensed by us will not be challenged, invalidated or circumvented by others.


    We believe that trademarks owned or licensed by us enhance our position in the marketplace and are important to our business. Our inability to use any of our trademarks could adversely affect our customer relationships and revenues. We cannot be certain that we will retain full rights to use our trademarks in the future. For further discussion of these matters, see "Business--Intellectual Property" and "Business--Legal Proceedings."



THE COST OF PROTECTING AND DEFENDING OUR PATENTS, TRADEMARKS AND TRADE SECRETS
  MAY BE SIGNIFICANT



    The defense and prosecution of patent claims, and litigation involving intellectual property rights generally, is both costly and time consuming. If any of our products are found to have infringed any patent or other third party proprietary right, we may be unable to obtain licenses to continue to manufacture and sell such products or may have to pay damages as a result of such infringement.



    We endeavor to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants and generally control access to our facilities and distribution of our proprietary documentation and other materials. Confidentiality and non-disclosure obligations are difficult to enforce, however, and we may lack an adequate remedy for breach of a confidentiality agreement. Moreover, a third party could gain access to our trade secrets through means other than by breach of a confidentiality agreement, or could develop independently a process substantially similar to our trade secrets. In addition, the laws of other countries in which we market or may market our products may afford little or no effective protection of our intellectual property.


WE COULD BECOME SUBJECT TO PRODUCT LIABILITY LAWSUITS


    We face a potential risk of product liability claims because our products may be used in activities where injury may occur such as the building and construction industries. Although we have product liability insurance coverage, we cannot be certain that this insurance will adequately protect us against product liability claims or that we will be able to maintain this insurance at reasonable cost and on reasonable terms. To the extent that we are found liable for damages with respect to a product liability claim and lack adequate insurance coverage to satisfy such claim, our business, operating results, and financial condition could be materially and adversely affected.



AFTER THIS OFFERING, THE JORE FAMILY WILL CONTINUE TO CONTROL ALL MATTERS
  REQUIRING SHAREHOLDER APPROVAL POSSIBLY IN CONFLICT WITH YOUR INTERESTS



    Upon completion of the offering, Matthew Jore, acting alone, or the Jore family, acting together, will be able to control all matters requiring shareholder approval. Matthew Jore, President and Chief

Executive Officer, his brother Michael Jore, Executive Vice President, trusts controlled by Matthew and Michael Jore, and other members of the Jore family will beneficially own approximately 71.6% of our outstanding common stock or 68.5% if the underwriters' overallotment option is exercised in full. Our Articles of Incorporation and Bylaws do not provide for cumulative voting; therefore, the Jore family will have the ability to elect all of our directors. The Jore family also will have the ability to approve or disapprove significant corporate transactions without further vote by the investors who purchase common stock in this offering. This ability to exercise control over all matters requiring shareholder approval could prevent or significantly delay another company or person from acquiring or merging with us. For additional information about the control of Jore Corporation by the Jore family, see "Management" and "Principal and Selling Shareholders."



WE MAY NEED ADDITIONAL CAPITAL WHICH WOULD DILUTE YOUR INTEREST IN THE COMPANY



    We believe that our cash resources, including borrowings under our credit facilities and cash from operations, and the net proceeds from this offering will be sufficient to finance our anticipated growth for approximately the next 12 months. However, we may be required to raise additional equity or debt capital to continue our current levels of operations and to enhance our financial position for future operations. Financings may be unavailable to us when needed or, if available, may be on unfavorable terms or may be dilutive to our shareholders. If financing is unavailable to us or is available only on a limited basis, we may be unable to develop or enhance our products, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, operating results, and financial condition.



WE USE DEBT WHICH CREATES FINANCIAL AND OPERATING RISK



    We have relied on debt and may seek additional debt funding in the future. As of June 30, 1999, we had approximately $18.3 million of outstanding long-term debt, net of current portion, which accounted for 71.0% of our total capitalization. Our leverage poses the risks that:



    - We may be unable to repay our debt due to a decline in revenues or disruption in cash flow;



    - We may be unable to obtain additional financing;



    - We must dedicate a substantial portion of our cash flow from operations to servicing the interest and principal payments on our debt, and any remaining cash flow may be inadequate to fund our planned operations;



    - We have pledged substantially all of our inventory and accounts receivable as collateral; and



    - We may be more vulnerable during economic downturns, less able to withstand competitive pressures and less flexible in responding to changing business and economic conditions.



ANY FAILURE OF OUR INFORMATION TECHNOLOGY AND COMPUTER CONTROLLED SYSTEMS TO BE
  YEAR 2000 COMPLIANT COULD SUBJECT US TO UNFORESEEN EXPENSES



    We may not accurately identify all potential Year 2000 problems within our business, and the corrective measures that we implement may be ineffective or incomplete. Any such problems could interrupt our ability to manufacture our products, process orders, accurately report operating and financial data or service our customers. Similar problems and consequences could result if any of our key suppliers or customers experience Year 2000 problems. Our failure or the failure of our significant suppliers and customers to adequately address the Year 2000 issue could adversely affect our business, operating results and financial condition. For more information about our Year 2000 compliance efforts, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of the Year 2000 Computer Problem."

OUR LOCATION ON PRIVATE PROPERTY WITHIN A NATIVE AMERICAN RESERVATION COULD
  SUBJECT US TO UNFORESEEN REGULATION



    Our corporate offices and manufacturing facilities are located on private property within the Flathead Indian Reservation. We may be or become subject to the jurisdiction of the tribal government or court in any disputes involving any of the three tribes located on the reservation or their members. In particular, the tribal government may seek to assert civil regulatory authority over the conduct of our business under federal laws and treaties under which any of the tribes, their members, or non-member successors to ownership of land formerly owned by members of any of the tribes have senior priority. In addition, the tribal government may have the ability to regulate certain of our activities if those activities are shown to directly affect any of the tribes, if we enter into contracts with a tribe or its members, or if a tribe implements laws governing our business conduct. Currently, the tribal government does not regulate any of our business activities, however, any regulations that it may seek to impose could have a material adverse effect on our business, operating results and financial condition.


FUTURE SALES OF CURRENTLY OUTSTANDING SHARES COULD NEGATIVELY AFFECT OUR STOCK
  PRICE


    The market price of our common stock could decrease as a result of sales of a large number of shares in the market after this offering or in response to the perception that such sales could occur. All of the 4,000,000 shares sold in this offering will be freely tradable, while the 9,222,800 other shares outstanding after this offering, based on the number of shares outstanding on August 15, 1999, will be "restricted securities" as defined in Rule 144 of the Securities Act of 1933. Of these restricted securities 8,850,543 will be subject to 180-day lock-up agreements. After expiration of the lock-up period, all of such shares will be eligible for immediate sale, in certain instances subject to the volume limitations of Rule 144. D.A. Davidson & Co. can release shares from one or more of the lock-up agreements without our approval. For additional information on shares that are currently outstanding, see "Shares Eligible for Future Sale."


CERTAIN PROVISIONS UNDER STATE CORPORATE LAW AND OUR CORPORATE CHARTER COULD
  HAVE AN ADVERSE EFFECT ON OUR STOCK PRICE


    Certain provisions of our Articles of Incorporation, Bylaws and Montana corporate law could be used by our incumbent management to make it substantially more difficult for a third party to acquire control of Jore Corporation. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. For additional information and further discussion of charter provisions and corporate law, see "Description of Capital Stock--State Corporate Law and Certain Charter Provisions."



POTENTIAL INVESTORS SHOULD NOT RELY ON STATEMENTS MADE IN OUR PRESS RELEASES
  WHEN DECIDING WHETHER TO PURCHASE OUR COMMON STOCK



    From time to time, we issue press releases concerning our products and business. In April 1999, for example, we issued a press release announcing a relationship with Time Domain Corporation. It contained statements regarding our belief that this relationship will allow us to produce an entirely new generation of tools. These statements may not be verifiable by third parties and were based on our internal development efforts and projections based on our understanding of Time Domain's inventions. As a result, these statements are subject to potential risks and uncertainties including many of the risks described in this prospectus. You should not rely on any of the statements from our press releases when deciding whether to purchase our common stock. Instead, you should rely only on the information contained in this prospectus when making an investment decision.

                                USE OF PROCEEDS


    At an assumed initial public offering price of $10.00 per share the net proceeds from the sale of shares of common stock to be sold by Jore Corporation are expected to be approximately $33.4 million, after deduction of underwriting discounts and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling shareholder.



    We intend to use the net proceeds from this offering approximately as follows:



    - $12.9 million to repay indebtedness under bridge loans incurred between April and August 1999;



    - $3.6 million to fund the S corporation distribution to our current shareholders; and



    - $16.9 million to undertake capital expenditures and for additional working capital and general corporate purposes.



    Bridge loans incurred between April and August 1999 bear interest at rates ranging from 6.5% to 7.0%. Of these bridge loans, $12.9 million in principal amount will mature five days after the completion of this offering and the balance will mature beginning in April 2000 and ending in July 2000.


    In addition to the uses set forth above, we also may use a portion of the net proceeds to license or acquire new products or technologies or to acquire or invest in businesses complementary to ours, although we currently have no agreements or commitments to do so.


    The amounts that we actually expend for capital expenditures, working capital and general corporate purposes may vary depending on a number of factors, including future revenue growth, if any, and the amount of cash that we generate from operations. As a result, we will retain discretion in the allocation of the net proceeds of this offering. Pending application, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.


                           S CORPORATION DISTRIBUTION


    Prior to the offering, we have been a corporation subject to taxation under Subchapter S of the Internal Revenue Code of 1986. As a result, our net earnings have been taxed, for federal and state income tax purposes, as income of our shareholders. We have periodically paid dividends to our shareholders in amounts exceeding their liabilities for taxes. For further discussion of 1997 and 1998 S corporation distributions, see "Certain Transactions."



    We will terminate our S corporation status prior to the completion of this offering and agree to distribute to our current shareholders a final amount representing our previously taxed but undistributed S corporation earnings through the S corporation termination date. The amount of the final distribution would have been approximately $3.6 million at June 30, 1999, but the amount distributed will include our actual taxable income through the S corporation termination date. Purchasers of shares of common stock in the offering will not receive any portion of the S corporation distribution.


                                DIVIDEND POLICY


    Except for the S corporation distribution discussed above, we do not anticipate paying cash dividends in the foreseeable future, but intend to retain any future earnings for reinvestment in the operation and expansion of our business. Any determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION


    The following table sets forth the capitalization of Jore Corporation as of June 30, 1999:



    - On an actual basis;



    - On a pro forma basis to give effect to S corporation distributions after June 30, 1999 and to create deferred tax balances as a C corporation; and



    - On a pro forma as adjusted basis to give effect to the receipt by us of the estimated $33.4 million of net proceeds from this offering.



    The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto included elsewhere in this prospectus. The following table is based on shares outstanding as of June 30, 1999. It excludes:



    - 972,076 shares reserved for issuance under our stock plan, of which 877,791 were issuable upon exercise of stock options outstanding as of June 30, 1999, with a weighted average exercise price of $6.63 per share;



    - 311,064 shares issuable upon the exercise of stock options granted outside our stock plan outstanding as of June 30, 1999, with a weighted average exercise price of $9.26 per share; and



    - 285,614 shares issuable upon the exercise of warrants outstanding as of June 30, 1999, with a weighted average exercise price of $9.07 per share.



    See "Management--Employee Benefit Plans" and Note 5 of Notes to Consolidated Financial Statements.



                                                                                        JUNE 30, 1999
                                                                             -----------------------------------
                                                                                                      PRO FORMA
                                                                              ACTUAL     PRO FORMA   AS ADJUSTED
                                                                             ---------  -----------  -----------
                                                                                   (DOLLARS IN THOUSANDS)
Long-term debt, net of current portion.....................................  $  18,326   $  18,326    $  18,326
Shareholders' equity:
  Preferred stock, no par value per share; 30,000,000 shares authorized, no shares issued and outstanding, actual, pro forma, and pro forma as
    adjusted...............................................................         --          --           --
  Common stock, no par value per share; 100,000,000 shares authorized,
    9,522,800 shares issued and outstanding, actual; 9,903,000 shares issued and outstanding, pro forma; 13,403,000 shares issued and
    outstanding, pro forma as adjusted.....................................      1,952       3,230       36,640
  Deferred compensation stock options......................................         (5)         (4)          (4)
  Retained earnings........................................................      5,549        (269)        (269)
                                                                             ---------  -----------  -----------
    Total shareholders' equity.............................................      7,496       2,957       36,367
                                                                             ---------  -----------  -----------
      Total capitalization.................................................  $  25,822   $  21,283    $  54,693
                                                                             ---------  -----------  -----------
                                                                             ---------  -----------  -----------

                                    DILUTION


    As of June 30, 1999, our net tangible book value was approximately $2,709,000, or $0.28 per share of common stock after giving effect to an S corporation distribution of $3,609,000 expected to be declared upon completion of the offering. Net tangible book value per share represents the amount of our tangible assets less the amount of our total liabilities, divided by the number of shares of common stock outstanding.



    Without taking into account any adjustment in net tangible book value attributable to operations subsequent to June 30, 1999, after giving effect to the sale by us of 3,700,000 shares of common stock in the offering at an assumed initial public offering price of $10.00 per share and after deducting estimated underwriting discounts and offering expenses and applying the net proceeds of this offering, Jore Corporation's net tangible book value as of June 30, 1999 would have been approximately $36.1 million, or $2.73 per share. This represents an immediate increase in net tangible book value of $2.45 per share to existing shareholders and an immediate dilution of $7.27 per share to new investors. The following table illustrates the per share dilution:



Assumed initial public offering price per share..........................  $              10.00
                                                                                      ---------
  Net tangible book value per share as of June 30, 1999..................       0.66
                                                                           ---------
  Net decrease per share attributable to S corporation and tax-related
    distributions........................................................      (0.38)
                                                                           ---------
  Increase per share attributable to new investors.......................       2.45
                                                                           ---------
Adjusted net tangible book value per share after this offering...........                  2.73
                                                                                      ---------
Dilution per share to new investors......................................             $    7.27
                                                                                      ---------
                                                                                      ---------



    The following table summarizes as of June 30, 1999, the relative investment of all existing shareholders and the purchasers of shares of common stock in this offering giving effect to the sale by us of the 3,700,000 shares at an assumed initial public offering price of $10.00 per share:



                                                SHARES PURCHASED          TOTAL CONSIDERATION
                                            -------------------------  --------------------------  AVERAGE PRICE
                                               NUMBER       PERCENT       AMOUNT        PERCENT      PER SHARE
                                            ------------  -----------  -------------  -----------  -------------
Existing shareholders.....................     9,522,800       72.0%   $   1,770,742        4.6%     $    0.19
New investors.............................     3,700,000       28.0       37,000,000       95.4      $   10.00
                                            ------------      -----    -------------      -----
  Total...................................    13,222,800      100.0%   $  38,770,742      100.0%
                                            ------------      -----    -------------      -----
                                            ------------      -----    -------------      -----



    The above information assumes no exercise of any outstanding options or warrants. As of June 30, 1999, there were outstanding options to purchase an aggregate of 1,188,855 shares of common stock at a weighted average price of $7.31 per share and outstanding warrants to purchase an aggregate of 285,614 shares of common stock at a weighted average price of $9.07 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. We also may issue additional shares of common stock to effect future acquisitions or upon exercise of future stock option grants, which could result in additional dilution to our shareholders. See "Management-- Employee Benefit Plans" and Note 5 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA


    The selected consolidated financial data set forth below as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 are derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors. The selected consolidated financial data as of December 31, 1994, 1995 and 1996 and for the years ended December 31, 1994 and 1995 are derived from our unaudited consolidated financial statements. The selected balance sheet data as of June 30, 1999 and the selected consolidated statement of operations data for the six months ended June 30, 1998 and 1999 are derived from our unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements which appear elsewhere in this prospectus and include all adjustments, which are only normal recurring adjustments, necessary for a fair statement of the financial position and results of operations for the unaudited periods. Results for the six months ended June 30, 1999 are not necessarily indicative of results for the year. You should read the data set forth below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the Notes thereto appearing elsewhere in this prospectus.


    For all periods presented, we were an S corporation for income tax purposes and therefore not subject to federal and state income taxes. We have paid distributions in the past to permit our shareholders to pay their income taxes associated with our earnings. Our S corporation status will terminate upon completion of this offering. The pro forma net income available to common shareholders has been computed by adjusting net income, as reported, to record the incremental income tax expense that would have been recorded had we been a C corporation. The pro forma basic and diluted weighted average shares outstanding include the estimated number of shares required to pay the S corporation distribution.


                                                       YEARS ENDED DECEMBER 31,                   SIX MONTHS ENDED
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)                JUNE 30,
                                         -----------------------------------------------------  --------------------
STATEMENT OF OPERATIONS DATA:              1994       1995       1996       1997       1998       1998       1999
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net revenues...........................  $   9,590  $   9,416  $   9,686  $  23,656  $  44,888  $  14,881  $  18,057
Cost of goods sold.....................      7,374      7,758      8,417     17,098     31,168      9,821     12,745
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit.........................      2,216      1,658      1,269      6,558     13,720      5,060      5,312
Operating expenses:
  Product development..................        185        147          1        151        495        104        225
  Sales and marketing..................         20         27         31        620      2,509        711        759
  General and administrative...........      1,125        923      1,300      2,342      2,983      1,144      2,317
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expense............      1,330      1,097      1,332      3,113      5,987      1,959      3,301
Income (loss) from operations..........        886        561        (63)     3,445      7,733      3,102      2,011
Other expense..........................        261        372        495        904      1,497       (617)    (1,054)
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) as reported..........        625        189       (558)     2,541      6,240      2,484        957
Pro forma provision (benefit) for
  income taxes.........................        205         95       (199)       900      2,343        933        366
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Pro forma net income (loss)............  $     420  $      94  $    (359) $   1,641  $   3,897  $   1,551  $     591
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Pro forma basic net income per common
  share................................                                              $    0.40             $    0.06
                                                                                     ---------             ---------
                                                                                     ---------             ---------
Pro forma diluted net income per common
  share................................                                              $    0.40             $    0.06
                                                                                     ---------             ---------
                                                                                     ---------             ---------
Pro forma weighted average shares
  outstanding:
  Basic................................                                                  9,793                 9,884
                                                                                     ---------             ---------
                                                                                     ---------             ---------
  Diluted..............................                                                  9,816                10,056
                                                                                     ---------             ---------
                                                                                     ---------             ---------



                                                                   DECEMBER 31,                           JUNE 30, 1999
                                               -----------------------------------------------------  ----------------------
BALANCE SHEET DATA:                              1994       1995       1996       1997       1998      ACTUAL     PRO FORMA
                                               ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                                              (IN THOUSANDS)
Working capital (deficit)....................  $      29  $    (765) $     (44) $     826  $      28  $  (8,444)    (11,808)
Property, plant and equipment, net...........      1,683      3,022      4,196      6,081     19,816     31,727      31,727
Total assets.................................      3,916      5,169      9,548     17,759     45,963     56,735      56,980
Operating line of credit.....................        302        900      1,094      4,673     13,525     10,279      10,279
Long-term debt, net of current portion.......      1,095      1,541      4,189      4,689     14,589     18,326      18,326
Total shareholders' equity...................        277        763        149      2,521      6,289      7,496       2,957

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND JORE CORPORATION'S CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. ALL STATEMENTS, TREND ANALYSIS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS RELATIVE TO MARKETS FOR JORE CORPORATION'S PRODUCTS AND TRENDS IN REVENUE, GROSS MARGIN AND ANTICIPATED EXPENSE LEVELS, AS WELL AS OTHER STATEMENTS INCLUDING WORDS SUCH AS "SEEK," "ANTICIPATE," "BELIEVE," "PLAN," "ESTIMATE," "EXPECT" AND "INTEND" AND OTHER SIMILAR EXPRESSIONS, CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO BUSINESS AND ECONOMIC RISKS, AND OUR ACTUAL RESULTS OF OPERATIONS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. FOR A MORE DETAILED DISCUSSION OF THESE AND OTHER BUSINESS RISKS, SEE "RISK FACTORS" BEGINNING ON PAGE 4.


OVERVIEW


    Jore Corporation was founded to develop and produce innovative power tool accessories to meet the increasing demand resulting from the growth in the cordless power tool market. Our revenues have grown substantially through the addition of new customers, increased sales to established customers and expanded product offerings. Our business commenced in 1987, when we began selling a limited number of drilling and driving accessories to independent local and regional hardware stores and building supply centers. In 1990, Makita became our first national customer and we devoted significant resources to servicing its demand for our products. By 1996, we had expanded our product portfolio to include our reversible drill and drivers and contractor versions of our products. We also began to diversify our customer base by selling products to Black & Decker, as well as to retail customers. In 1997 and 1998 we continued to expand our customer base by selling to Sears, Home Depot, Canadian Tire and TruServ and further expanded our product line by introducing our quick change system and new drilling and driving accessories such as wood boring and masonry bits. We expect to increase our revenues and margins by pursuing direct relationships with major retailers through sales of private label and STANLEY-REGISTERED TRADEMARK- branded products, increasing sales to existing customers, and augmenting our existing product portfolio.



    In 1999, we have incurred several significant non-recurring expenses in order to position us for future growth. These expenses include the direct and indirect costs to:



    - Construct and reorganize our manufacturing, engineering and administrative facilities;



    - Purchase, install and test our new drill bit manufacturing equipment;



    - Install our new management information system and train our personnel to use it;



    - Assess our Year 2000 readiness and implement our compliance program; and



    - Perform a comprehensive three year audit of our financial statements.



Direct costs included the tangible, out-of-pocket costs incurred by us that related to each activity. Indirect costs resulted from the diversion of time and resources away from our normal operations while we administered these activities.



    In addition, we have undertaken several initiatives to enhance our productivity. In the third quarter of 1998, for example, we more than doubled our work force from 410 to 839 people. Although necessary at the time to meet production schedules, this rapid increase in personnel resulted in significant inefficiencies as we trained and integrated these employees into our operations. We retained a significant number of employees from the year ended December 31, 1998, to assist us in maintaining quality personnel and to increase our productivity during the second half of the year when the majority of our sales occur. Furthermore, to ensure an adequate supply of drill bits while we began our internal production, we purchased an excess amount of drill bit inventory from our existing supplier. We expect to consume this excess inventory by the fourth quarter of 1999 and to fill most of our future requirements from our own production capacity.



    Net revenues are recognized at the time of shipment and sales terms are typically net 60 or 90 days. Historically, we have experienced negligible bad debt and do not expect bad debt to be material in the future. Cost of goods sold consists primarily of raw materials, labor, shipping and other manufacturing expenses associated with the production and packaging of products.



    Our operating expenses include product development costs, sales and marketing expenses and general and administrative expenses. Product development expenses consist principally of personnel costs and material associated with the development of new products and changes to existing products, which are charged to operations as incurred. Some expenses relating to product development are classified in other expense categories, such as cost of goods sold and general and administrative expenses. Sales and marketing expenses consist of salaries and employee benefits for internal sales personnel, selling commissions paid to Manufacturers' Sales Associates, our sales representative, and costs of promotional events. General and administrative expenses consist primarily of salaries and employee benefits for executive, managerial and administrative personnel, license fees, facility leases, depreciation and amortization of capitalized equipment costs and travel and business development costs. Other expense consists primarily of interest expense associated with our borrowings and interest income on cash and cash equivalents.



    In connection with this offering we will terminate our S corporation status and distribute to our current shareholders all of their previously taxed but undistributed S corporation earnings. Prior to this offering, we engaged in transactions to consolidate and combine related entities including Montana American Equipment, LLC and Montana American Manufacturing Corporation. See "Certain Transactions" and Notes 1, 2 and 8 of Notes to Consolidated Financial Statements.


RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain financial data as a percentage of net revenues:


                                                                                                        SIX MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,                       JUNE 30,
                                               -----------------------------------------------------  --------------------
                                                 1994       1995       1996       1997       1998       1998       1999
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net revenues.................................      100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold...........................       76.9       82.4       86.9       72.3       69.5       66.0       70.6
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit...............................       23.1       17.6       13.1       27.7       30.5       34.0       29.4
Operating expenses:
  Product development........................        1.9        1.6        0.1        0.6        1.1        0.7        1.2
  Sales and marketing........................        0.2        0.3        0.3        2.6        5.6        4.8        4.2
  General and administrative.................       11.7        9.8       13.4        9.9        6.6        7.7       12.8
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expense..................       13.9       11.7       13.8       13.1       13.3       13.2       18.3
Income (loss) from operations................        9.2        5.9       (0.7)      14.6       17.2       20.8       11.1
Other expense:
  Interest expense...........................        1.0        3.0        5.0        3.4        3.0       (3.5)      (5.8)
  Other income expense.......................        1.7        0.9        0.1        0.5        0.3       (0.7)         0
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net other expense........................        2.7        3.9        5.1        3.9        3.3       (4.1)      (5.8)
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) as reported................        6.5%       2.0%      (5.8)%      10.7%      13.9%      16.7%       5.3%
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------

SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998



    NET REVENUES. Net revenues increased from $14.9 million for the six months ended June 30, 1998 to $18.1 million for the six months ended June 30, 1999, representing a 21.5% increase. Of the $3.2 million increase, sales to existing customers accounted for $2.8 million and sales to new customers accounted for $361,000. Most of this increase resulted from additional sales to Black & Decker, Sears and Makita.



    COST OF GOODS SOLD. Cost of goods sold increased from $9.8 million for the six months ended June 30, 1998 to $12.7 million for the six months ended June 30, 1999, representing a 29.5% increase. Cost of goods sold as a percentage of revenues increased from 66.0% for the six months ended June 30, 1998 to 70.6% for the six months ended June 30, 1999. This increase is attributable to greater indirect overhead, including several non-recurring start-up expenses related to new manufacturing processes, and equipment depreciation associated with expanding our internal manufacturing capabilities. Having fully absorbed these costs during the first half of 1999, we expect to realize the benefits of these initiatives in the third and fourth quarters of 1999.



    PRODUCT DEVELOPMENT EXPENSES. Product development expenses increased from $104,000 for the six months ended June 30, 1998 to $225,000 the six months ended June 30, 1999, representing a 116.3% increase. Professional and technical labor accounted for the majority of the increase as we hired additional engineers and machinists to develop our proprietary products and corresponding processes. In addition to the labor expensed for the six months ended June 30, 1998 and for the six months ended June 30, 1999, we capitalized $66,000 and $648,000, respectively, of labor related to equipment constructed in-house. These amounts are included in property, plant and equipment on the balance sheet and depreciated over the life of the equipment.



    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased from $711,000 for the six months ended June 30, 1998 to $759,000 for the six months ended June 30, 1999, representing a 6.8% increase. Advertising and promotion expenses increased by $250,000 due to increased retail advertising, but this increase was partially offset by a decrease in the sales commission percentage paid to our sales representative. We increased our internal marketing and graphics staff to accommodate increased sales and customer support activities as our customer diversification efforts required us to produce more packaging and merchandising materials.



    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $1.1 million for the six months ended June 30, 1998 to $2.3 million for the six months ended June 30, 1999, representing a 102.5% increase. The increase is primarily a result of an increase in depreciation of equipment from $330,000 for the six months ended June 30, 1998 to $869,000 for the six months ended June 30, 1999, a 163.3% increase. The increase was also a result of our initiatives to expand our operating capacity and administrative infrastructure, as well as an increase in professional fees, including several non-recurring expenses related to the audit of our financial statements and the consolidation and combination of our operations. Further, we increased our finance and administrative staff from 52 at June 30, 1998 to 94 at June 30, 1999. Having fully absorbed these costs during the first half of 1999, we expect to realize the benefits of these initiatives in the third and fourth quarters of 1999.



    OTHER EXPENSE. Other expense increased from $617,000 for the six months ended June 30, 1998 to $1.1 million for the six months ended June 30, 1999, representing a 70.8% increase. This increase in other expense is primarily attributable to a larger amount of borrowings and a corresponding increase in interest expense.

    PRO FORMA NET INCOME. As a result of all these factors, our pro forma net income decreased from $1.6 million for the six months ended June 30, 1998 to $591,000 for the six months ended June 30, 1999, representing a 61.9% decrease.


1998 COMPARED TO 1997


    NET REVENUES. Net revenues increased from $23.7 million in 1997 to $44.9 million in 1998, representing an 89.8% increase. Of the $21.2 million increase, sales to existing customers accounted for $19.0 million and sales to new customers accounted for $2.2 million. In particular, we doubled our shelf space at most Sears stores, increased the number of products sold to them and increased the number of Sears stores carrying our products. These factors combined to more than triple our sales to Sears during 1998.



    COST OF GOODS SOLD. Cost of goods sold increased from $17.1 million in 1997 to $31.2 million in 1998, representing an 82.3% increase. Cost of goods sold decreased as a percentage of revenues from 72.3% in 1997 to 69.4% in 1998. This decrease is primarily attributable to the greater absorption of manufacturing overhead associated with increased revenues and the efficiencies gained from manufacturing our products internally but was partially offset by the inefficiencies associated with hiring and training more than 400 new employees during the year. We believe that our gross margins will improve as we continue to vertically integrate our manufacturing operations and that the effects of such integration will impact our margins in the third and fourth quarters of 1999.



    PRODUCT DEVELOPMENT EXPENSES. Product development expenses increased from $151,000 in 1997 to $495,000 in 1998, representing a 228.6% increase.
Professional and technical labor accounted for the majority of the increase as we hired additional engineers and machinists to develop our proprietary products and corresponding processes. In addition to the labor expensed in 1997 and 1998, we capitalized $182,000 and $211,000, respectively, of labor related to equipment constructed in-house. These amounts are included in property, plant and equipment on the balance sheet and depreciated over the life of the equipment.



    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased from $620,000 in 1997 to $2.5 million in 1998, representing a 305.0% increase. Sales commissions represented $1.3 million of the increase. Advertising and promotion expenses increased by $474,000 due to increased retail advertising. We increased our internal marketing and graphics staff to accommodate increased sales and customer support activities as our customer diversification efforts required us to produce more packaging and merchandising materials.



    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $2.3 million in 1997 to $3.0 million in 1998, representing a 27.4% increase. The increase is a result of our growth and expansion. Administrative salaries and related benefits increased as professional level staff members were added, increasing the overall salary base. The total number of administrative staff increased from 86 at the end of 1997 to 111 at the end of 1998.



    OTHER EXPENSE. Other expense increased from $904,000 in 1997 to $1.5 million in 1998. This increase in other expense is primarily attributable to a larger amount of borrowings and a corresponding increase in interest expense.



    PRO FORMA NET INCOME. As a result of all of these factors our pro forma net income increased from $1.6 million in 1997 to $3.9 million in 1998, representing a 137.5% increase.

1997 COMPARED TO 1996


    NET REVENUES. Net revenues increased from $9.7 million in 1996 to $23.7 million in 1997, representing a 144.2% increase. Of the $14.0 million increase, sales to existing customers accounted for $2.5 million and sales to new customers accounted for $11.5 million.



    COST OF GOODS SOLD. Cost of goods sold increased from $8.4 million in 1996 to $17.1 million in 1997, representing a 103.1% increase. Cost of goods sold decreased as a percentage of sales from 86.9% in 1996 to 72.3% in 1997. This decrease was primarily attributable to manufacturing efficiencies, decreased unit costs and the allocation of our fixed costs to a larger revenue base.



    PRODUCT DEVELOPMENT EXPENSES. Product development expenses increased from less than $1,000 in 1996 to $151,000 in 1997. There were fewer engineers and machinists in 1996 compared to 1997, and the majority of their labor was capitalized to equipment contructed in-house and to new product tooling. The amounts capitalized in 1996 were $175,000 compared to $184,000 in 1997. These amounts are included in property, plant and equipment on the balance sheet and depreciated over the life of the equipment.



    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased from $32,000 in 1996 to $620,000 in 1997. This increase was primarily attributable to a sharp rise in sales commissions paid on our increased sales. We paid $17,000 in commissions in 1996 compared to $481,525 in 1997.



    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $1.3 million in 1996 to $2.3 million in 1997, representing an 80.1% increase. The primary reason for this change was an increase in administrative personnel, depreciation expense and fees for professional services.



    OTHER EXPENSE. Other expense increased from $495,000 in 1996 to $904,000 in 1997. This increase in other expense is primarily attributable to a larger amount of borrowings and an increase in interest expense.



    PRO FORMA NET INCOME. As a result of all of these factors, our pro forma net income increased from a loss of $359,000 in 1996 to net income of $1.6 million in 1997.

SELECTED QUARTERLY OPERATING RESULTS



    The following table sets forth consolidated statements of operations data for our six most recent quarters, as well as such data expressed as a percentage of revenues. This information has been derived from our unaudited consolidated financial statements. In management's opinion, this unaudited information has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the quarters presented. This information should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.



                                                                     QUARTER ENDED
                                     ------------------------------------------------------------------------------
                                      MARCH 31,    JUNE 30,    SEPTEMBER 30,   DECEMBER     MARCH 31,    JUNE 30,
                                        1998         1998          1998        31, 1998       1999         1999
                                     -----------  -----------  -------------  -----------  -----------  -----------
                                                                     (IN THOUSANDS)
Net revenues.......................   $   7,579    $   7,303     $  10,548     $  19,458    $   9,798    $   8,259
Cost of goods sold.................       4,926        4,895         7,411        13,936        6,858        5,886
                                     -----------  -----------  -------------  -----------  -----------  -----------
  Gross profit.....................       2,653        2,408         3,137         5,522        2,940        2,373
Operating expenses:
  Product development..............          54           50           102           289          117          109
  Sales and marketing..............         338          373           597         1,201          376          382
  General and administrative.......         538          606           630         1,209        1,150        1,167
                                     -----------  -----------  -------------  -----------  -----------  -----------
    Total operating expense........         930        1,029         1,329         2,699        1,643        1,658
                                     -----------  -----------  -------------  -----------  -----------  -----------
Income from operations.............       1,723        1,379         1,808         2,823        1,297          715
Other expense......................         352          265           387           489          457          598
                                     -----------  -----------  -------------  -----------  -----------  -----------
Net income as reported.............   $   1,371    $   1,114     $   1,421     $   2,331    $     840    $     117
                                     -----------  -----------  -------------  -----------  -----------  -----------
                                     -----------  -----------  -------------  -----------  -----------  -----------



                                                                    AS A PERCENTAGE OF REVENUES
                                          --------------------------------------------------------------------------------
                                           MARCH 31,    JUNE 30,    SEPTEMBER 30,  DECEMBER 31,    MARCH 31,    JUNE 30,
                                             1998         1998          1998           1998          1999         1999
                                          -----------  -----------  -------------  -------------  -----------  -----------
Net revenues............................       100.0%       100.0%        100.0%         100.0%        100.0%       100.0%
Cost of goods sold......................        65.0         67.0          70.3           71.6          70.0         71.3
                                          -----------  -----------  -------------  -------------  -----------  -----------
  Gross profit..........................        35.0         33.0          29.7           28.4          30.0         28.7
Operating expenses:
  Product development...................         0.7          0.7           1.0            1.5           1.2          1.3
  Sales and marketing...................         4.5          5.1           5.6            6.2           3.9          4.6
  General and administrative............         7.1          8.3           6.0            6.2          11.7         14.1
                                          -----------  -----------  -------------  -------------  -----------  -----------
    Total operating expense.............        12.3         14.1          12.6           13.9          16.8         20.1
                                          -----------  -----------  -------------  -------------  -----------  -----------
Income from operations..................        22.7         18.9          17.1           14.5          13.2          8.6
Other expense...........................        (4.6)        (3.6)         (3.6)          (2.5)         (4.6)        (7.2)
                                          -----------  -----------  -------------  -------------  -----------  -----------
Net income as reported..................        18.1%        15.3%         13.5%          12.0%          8.6%         1.4%
                                          -----------  -----------  -------------  -------------  -----------  -----------
                                          -----------  -----------  -------------  -------------  -----------  -----------



    Our net revenues and results of operations have fluctuated significantly from quarter to quarter in the past and we expect these fluctuations to continue in the future. The following discussion highlights significant events that have affected our net revenues and financial results for the six quarters ended June 30, 1999.



    NET REVENUES. Our net revenues generally follow seasonal retailing trends in which sales in the third and fourth quarters increase to coincide with the holiday shopping season. In the first two quarters of each year, our sales were affected by carryover purchases from the holiday season, inventory adjustments by our retail customers and Father's Day promotions.

    COST OF GOODS SOLD. Cost of goods sold as a percentage of revenues increased throughout 1998, primarily as a result of the inefficiencies associated with a rapid increase in the number of employees engaged in production, partially offset by an increase in higher margin sales. Cost of goods sold as a percentage of revenues was higher in the first two quarters of 1999 compared to the first two quarters of 1998 because we retained a significant number of employees from the year-end 1998 to ensure that they were properly trained and integrated into our operations in anticipation of higher sales volumes in the third and fourth quarters of 1999. In addition, we continued to make the transition to internal production of drill bits, and incurred substantial costs associated with the purchase, installation, testing and training on new drill bit manufacturing machines.



    OPERATING EXPENSES. As a percentage of revenues, operating expenses remained relatively constant throughout 1998. In the first two quarters of 1999, operating expenses as a percentage of revenues increased primarily due to increased equipment depreciation, initiatives to expand our operating capacity and professional fees incurred to consolidate and combine our operations. We also increased our sales, engineering and administrative staff, but this increase was partially offset by a decrease in the commission percentage paid to our sales representative organization.



    INTEREST EXPENSE. Interest expense increased as a result of a significant increase in borrowings to fund expansion of our production facilities and working capital needs.



LIQUIDITY AND CAPITAL RESOURCES


    Historically, we have funded operations with short term lines of credit and term loans for equipment purchases and, to a lesser extent, net income from operations. Net cash used by operating activities was $1.0 million in 1996, $2.0 million in 1997 and $1.6 million in 1998. The net cash used in operations consisted primarily of increases in accounts receivable and inventory which were partially offset by increased accounts payable and accrued expenses. Net cash used by investing activities was $1.8 million in 1996, $2.7 million in 1997 and $14.0 million in 1998. Cash used in investing activities consists primarily of property and equipment purchases. Net cash provided by financing activities was $2.8 million in 1996, $4.8 million in 1997 and $15.6 million in 1998. Cash provided from financing activities was primarily from net proceeds from term debt and net borrowings on the line of credit.


    We recently obtained a revolving line of credit with First Security Bank, N.A., with a maximum borrowing limit of $25.0 million. Advances on the line are limited to 85% of eligible accounts receivable and 65% of eligible inventory. Trade accounts receivable and inventory are assigned as collateral. We have drawn approximately $8.0 million of the line to finance our real estate, including our new drill bit manufacturing facility. The revolving line of credit provides that we must repay these advances within 180 days. Interest on the revolving credit line is at the prime rate plus 1% or, at our option, LIBOR plus 3%. The applicable interest rate will be reduced by one-half percent upon closing of this offering. The term of the agreement is through August 2001. This line is secured by receivables, inventory, real estate, equipment and general intangibles.



    Capital expenditures and financing associated with those expenditures have been primary factors affecting our financial condition over the last three years. Total capital expenditures net of dispositions were $14.5 million in 1998 compared to $2.7 million in 1997 and $1.6 million in 1996. A significant portion of these expenditures have been related to the acquisition of manufacturing equipment to increase production. We anticipate 1999 capital expenditures of approximately $27.0 million. A significant portion of our 1999 capital expenditures has been and will continue to be for additional investment in manufacturing equipment for anticipated increases in production levels. We anticipate spending approximately $7.8 million in 1999 to purchase specialized drill bit production equipment. In order to maintain an exclusive relationship with the manufacturer of such equipment we must continue to purchase approximately $5.3 million of equipment per year over the next five years.

    We believe that existing cash balances, new borrowings and cash generated from operations, together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for approximately the next 12 months. There can be no assurance that the underlying assumed levels of revenues and expenses will prove to be accurate. We may seek additional funding through public or private financings or other arrangements prior to such time. Adequate funds may not be available when needed or may not be available on terms favorable to us. If additional funds are raised by issuing equity securities, dilution to existing shareholders will result. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.

IMPACT OF THE YEAR 2000 COMPUTER PROBLEM


    In the beginning of July 1999, we completed the installation of new billing, accounting and administrative information systems which are fully operational and which have been represented to be fully Year 2000 compliant. Failures of our internal systems could temporarily prevent us from processing orders, issuing invoices, manufacturing and developing products and could require us to devote significant resources to correcting such problems.



    We have tested all of our PCs and laptop computers for Year 2000 compliance with Year 2000 compliance testing software. All of our PCs and laptop units are Year 2000 compliant. Because of our inability to undertake testing of certain of our third party equipment, we addressed processors embedded in our manufacturing systems on a prioritized piece-by-piece basis. We have received written assurances from the manufacturers of the PCs and embedded processors used in our manufacturing facility that all are Year 2000 compliant. In order to determine Year 2000 compliance of our vendors, we ranked our vendors according to the lead times that we believed they needed to correct Year 2000 problems and contacted them to request their Year 2000 compliance status. All of the vendors that we have identified as critical vendors have informed us that they are Year 2000 compliant and that they have contingency plans in place. We have also received Year 2000 compliance statements from all of our major suppliers.



    Approximately 50% of our customer base has provided us with statements of compliance, and all of our customers have stated they will be or plan to be compliant by the end of December 1999. If our customers are not Year 2000 compliant, they may experience material costs to remedy problems, may face litigation costs and may delay purchases of our products. As a result, our business, financial condition and results of operations could be seriously harmed.



    We have funded our Year 2000 plan from cash balances. As of June 30, 1999, we have spent approximately $361,900 to address the Year 2000 problem and expect to spend approximately $7,800 more toward that objective. We will incur additional costs related to the Year 2000 plan for administrative personnel to manage the project, outside contractor assistance and software. In addition, we may experience material problems and costs with Year 2000 compliance that could seriously harm our business, financial condition and results of operations. Finally, we are also subject to external forces that might generally affect industry and commerce, interruptions caused by Year 2000 compliance failures.



    We have completed a Year 2000 contingency plan. It designates employees from five information systems divisions to respond to any unexpected failure of any of our systems due to a Year 2000 compliance problem. The five divisions are hardware, software, production equipment, utilities and financials. We have identified each of these five divisions as critical to our continued production and operations. In the event of any Year 2000 compliance problem, one of our designated employees will contact the responsible vendor and work with that vendor towards a solution. We will also identify alternate vendors and make appropriate scheduling changes to assure uninterrupted production in the event that the designated employee and responsible vendor cannot reach a solution.


RECENT ACCOUNTING PRONOUNCEMENTS

    Effective January 1, 1998, we adopted the provision of SFAS No. 130, REPORTING COMPREHENSIVE INCOME. SFAS No. 130 establishes the standards for reporting comprehensive income and its components in financial statements. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from income, include foreign currency translation adjustments and unrealized gains/losses on available-for-sale securities. Reclassification of financial statements for earlier periods provided for comparative purposes is required upon adoption. SFAS No. 130 does not address issues of recognition or measurement for comprehensive income and its components, and therefore, it had no impact on our financial condition or results of operation upon adoption. Currently, there are no transactions that would give rise to reporting or disclosure differences between reported income and comprehensive income.

    Effective January 1, 1998, we adopted the provisions of SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. The statement requires, among other things, that we provide financial and descriptive information about our reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available and is regularly evaluated by the enterprise's chief operating decision-maker in deciding how to allocate resources and in assessing performance. Currently, we believe that we operate in only one reportable segment.


    In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be used specifically as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, or the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after July 1, 2000. Historically, we have not entered into derivative contracts either to hedge existing risks or for speculative purposes.


INFLATION AND INTEREST RATE RISK

    Our operating results may be affected by changes in rates of inflation and market interest rates. In particular, increases in market interest rates will adversely affect our net income, as most of our indebtedness bears interest at floating rates tied to the prime rate or other interest rate benchmarks. Inflation does not currently affect our operating results materially, and we do not expect inflation to materially affect our operations in the foreseeable future.

                                    BUSINESS

GENERAL


    Jore Corporation is a leader in the design, manufacture and marketing of innovative power tool accessories and hand tools for the do-it-yourself and professional craftsman markets. We offer a comprehensive system of proprietary drilling and driving products that save users time through enhanced functionality, productivity and ease of use. We manufacture our products using advanced technologies and equipment designs, thus achieving competitive advantages in cost, quality and production capacity. Our products are sold under private labels to the industry's largest power tool retailers and manufacturers such as Sears, Roebuck and Co., TruServ Corporation, Black & Decker Corporation and Makita Corporation. Our products also are sold at retailers such as The Home Depot, Inc., Lowe's Companies, Inc., Ace Hardware Corporation, Canadian Tire Corporation Limited, Wal-Mart Stores, Inc. and others. In addition, we recently signed an agreement with The Stanley Works that grants us an exclusive license to sell power tool accessories directly to retailers under the STANLEY-REGISTERED TRADEMARK-brand.


INDUSTRY OVERVIEW


    The development and widespread availability of cordless power tools since the early 1980s has created a growing installed base of these tools among do-it-yourself consumers, professional craftsmen and industrial users. The increased use of cordless power tools has led to a growing demand for new and improved power tool accessories. According to industry sources and our market research, we believe that the worldwide addressable market for our products is approximately $13.0 billion per year. In the United States, our addressable market is approximately $5.7 billion per year, consisting of $3.0 billion for power tool accessories and a $2.7 billion for hand tools. The drilling and driving accessories market represents approximately $1.3 billion of the domestic power tool accessories market. The remainder of the power tool accessories market consists of saw blades, router bits, surface preparation and related products.


    Historically, the power tool accessories industry has been comprised of a fragmented group of manufacturers that produce traditional drilling, driving, cutting and surface preparation accessories. The industry is consolidating as larger manufacturers seek to broaden their product offerings and expand production capacity. Significant investments have been made in embedded capital equipment and production facilities which use traditional, multi-step methods of production that have remained relatively unchanged for years. The industry generally has been slow to introduce innovative new products and adopt advanced manufacturing technologies.

    In recent years, the retail distribution channel for power tool accessories and hand tools has undergone substantial consolidation and change. The emergence of "big box" home center stores has placed tremendous competitive pressure on small, independently owned hardware stores throughout the United States. The large home center stores typically limit their purchases within a particular product category to a few leading national brands and promote their own store brands to induce customer loyalty. This change in the retail channel has had a tremendous impact on purchasing and distribution patterns. The need for a large, national sales force to call on numerous smaller retailers has greatly diminished as centralized purchasing and distribution through strategically located distribution centers has emerged. As a result, sales efforts have become more specialized, focusing on targeted programs that add value through product merchandising or logistical expertise.

STRATEGY

    Our objective is to be the leading manufacturer of innovative products for the global power tool accessories market. Our growth and operating strategies include the following specific elements:

    GROWTH STRATEGY


    EXPAND THE INSTALLED BASE AND APPLICATIONS OF OUR DRILLING AND DRIVING SYSTEM--The base of consumers using our proprietary quick change connectors is rapidly expanding. We will seek to further build our user base by expanding sales of our accessory sets, while concurrently developing new product applications. We are working with Sears, for example, to incorporate our quick connector directly into some models of its CRAFTSMAN-REGISTERED TRADEMARK-cordless power drills. We believe that we can leverage complementary hex-shank accessory products into our growing installed user base. Accordingly, we intend to develop and introduce new and innovative accessories within our drilling and driving system.



    BROADEN OUR PRODUCT PORTFOLIO--We are broadening our product portfolio to include other innovative products, including select hand tools such as ratchet wrenches and screwdrivers with proprietary features. In connection with our license of the STANLEY-Registered Trademark- brand, we will also introduce other power tool accessories. We are also using our proprietary manufacturing processes to achieve cost leadership in producing traditional round-shank drill bits. We will continue to seek opportunities to license new or existing technologies to complement our internal product development efforts.


    ENHANCE EXISTING CUSTOMER RELATIONSHIPS--We believe that there are significant opportunities to increase sales to existing customers:


    - We intend to increase the number of products that we supply to our customers and to expand the retail shelf space dedicated to our products. For example, from 1997 to 1998 we increased the number of SKUs that we sell to Sears from approximately 12 to 49 and doubled the shelf space allocated to our products sold under the CRAFTSMAN-REGISTERED TRADEMARK-label in most of its stores.



    - We intend to increase the number of stores at which our products are sold. Our products are not yet sold in each of our customers' stores and several retailers of our products regularly open new stores. As a result, we believe that there are significant opportunities to expand our presence with our current customers. For example, our products sold under the MASTER MECHANIC-Registered Trademark- label currently are found in approximately 2,300 of the approximately 10,000 TruServ stores.



    - We intend to offer our products under different brands to enable our customers to effectively target various price points and consumer segments. These include brand names such as CRAFTSMAN-REGISTERED TRADEMARK-, STANLEY-REGISTERED TRADEMARK-, BLACK & DECKER-REGISTERED TRADEMARK- and MAKITA-REGISTERED TRADEMARK-.



    DEVELOP NEW CUSTOMER RELATIONSHIPS--In order to broaden our customer base, we are developing and expanding relationships with major retailers. For instance we have relationships with home center retailers such as The Home Depot, Menard's and Lowe's, mass merchandisers such as Wal-Mart and buying groups such as TruServ and Ace Hardware. We believe that offering our products under the STANLEY-REGISTERED TRADEMARK- brand will further enhance our opportunities with these customers, while concurrently enabling us to develop new customer relationships.


    EXPAND INTO THE INDUSTRIAL MARKET--We believe that the rapid interchangeability of our accessories will offer productivity enhancements to industrial users. Consequently, we intend to introduce our drilling and driving system to the industrial market, which we believe is roughly equal in size to the retail market that we presently serve. Moreover, we believe our advanced drill bit manufacturing facility will allow us to competitively supply the industrial market with traditional round-shank drill bits. We are presently evaluating alternative sales and distribution strategies to access the industrial market.

    EXPAND INTO FOREIGN MARKETS--We believe that we have significant opportunities to expand into foreign markets. We continue to supply the Canadian market through the largest Canadian hardware retailer, Canadian Tire, as well as through Sears and Makita. We are currently evaluating distribution channels in the European market and we will continue to evaluate opportunities to enter other foreign markets.


    OPERATING STRATEGY

    CONTINUALLY IMPROVE OUR MANUFACTURING PROCESSES--We continually monitor and evaluate production techniques and benchmark our processes against other related standards to refine and optimize our manufacturing processes. Our focus on continuous process improvement covers all facets of operations, from inspection of raw materials to final assembly and packaging of the end product.


    CONTINUE TO VERTICALLY INTEGRATE OUR OPERATIONS--We increasingly utilize our own innovative manufacturing capabilities to reduce our cost of goods sold, increase our production capacity, provide better customer service, improve the quality of our products and reduce our reliance on third parties. For example, in addition to initiating our own round-shank drill bit production, recently we have substantially reduced the cost of our countersinks and increased our production and quality control capabilities by producing them in our own facilities. We are achieving similar results by internally producing other components.


    FOCUS ON CREATIVE MERCHANDISING AND RAPID PROTOTYPING--We distinguish ourselves by our ability to quickly design and prototype attractive packaging and retail displays. In addition, we continually evaluate the logistics of receiving, displaying and purchasing products in retail environments. As a result, we deliver our products and systems in attractive packages and effective retail plan-o-grams that, in coordination with each customer's requirements, are easy to set up and display and are aesthetically appealing to consumers. We believe this responsiveness and attention to detail provides us with a competitive advantage in serving our customers and encourages consumer purchases.

    ENHANCE INFORMATION AND CONTROL SYSTEMS TECHNOLOGY--Integrating our design, development, manufacturing, sales and management operations is critically important. Our enterprise resource planning software facilitates enterprise-wide communication and coordination among our employees. Real time communication among engineers, product managers, quality assurance personnel, and graphic designers enables us to carefully control design, development, manufacture and marketing of our products.

    DEVELOP, MOTIVATE AND RETAIN HIGHLY PRODUCTIVE PERSONNEL--We are committed to creating a working environment that values the contributions of all personnel and rewards personal initiative. We seek to retrain and redeploy, rather than displace, employees when we implement manufacturing improvements or technology upgrades. By encouraging employees to attend our internal education programs, we believe that we improve the capabilities of our employees and leverage our investment in process technology and information management systems. Our programs cover a range of topics including computer aided design, spreadsheet and database management, work-flow efficiency, sales education and automation training.

PRODUCTS

    We produce a variety of power tool accessories and hand tools. We currently offer a comprehensive drilling and driving system that combines a proprietary quick change connector with a full range of complementary accessories. We market our products in sets, which generally include quick change connectors, reversible drill and driver tools, screw guides and a combination of hex-shank drill and screw driving bits. Depending on the scope and configuration, these sets typically sell at retail prices ranging from $19.99 to $99.99. We also individually package and sell our drilling and driving products.

    In addition to our drilling and driving systems, we also manufacture and sell traditional round-shank drill bits and innovative hand tools, including our TORQUE DRIVER-TM- screw and nut drivers and wrench ratchets. In connection with our recent licensing of the STANLEY-REGISTERED TRADEMARK- brand, we will also begin offering other power tool accessories, such as saw blades, router bits, and related products.


    The following diagrams and text provide information about each of our product families:



    QUICK CHANGE DRILLING AND DRIVING SYSTEMS


                                     [ART]

    The cornerstone of our power tool accessories portfolio is a patented quick change drilling and driving system that enables single-handed interchangeability of a full-range of hex-shank drilling, driving and surface preparation accessories. In addition to quick interchangeability, our hex-shank accessories provide enhanced torque transmission as compared to traditional round-shank products. Users chuck the quick connector into their drill and then can quickly change between accessories throughout their project without having to continually chuck and re-chuck a particular accessory. We offer the quick change connectors in a variety of styles and sizes to fit the needs of both do-it-yourself consumers and professional craftsmen. The quick change connectors are used in conjunction with a variety of hex-shank accessories including high-speed drill bits, masonry drill bits, wood boring spade bits and wire brushes and other surface preparation applications.


    REVERSIBLE DRILL AND DRIVERS


                                     [ART]

    The patented reversible drill and driver speeds up the process of drilling and driving as well as providing both functions in one tool. This product line consists of a drilling tool on one end and a driving tool on the other. The reversible drill and driver allows the user to drill and/or countersink a pilot hole, then quickly release and flip the accessory to drive the screw or other fastener. The product can be used with a number of drilling and driving tools and is available in a variety of versions and sizes.


    SCREW GUIDES



                                     [ART]

    Our patented screw guides are magnetic bit holders with a self-retracting guide sleeve that provide the user with an easily operated screw driving accessory for a power drill. The user places the screw head on the magnetized insert bit and then pulls the self-retracting guide sleeve forward over the screw. The guide sleeve holds the screw straight and prevents slippage during driving. The screw guide comes in many variations to serve specific applications.



    HAND TOOLS


                         [ART]                                     [ART]


    The TORQUE DRIVER-TM- is an ergonomically designed screw and nut driver with a flip-out handle allowing for greater torque in turning screws and driving nuts. The CARTRIDGE DRIVER-TM- is a screw and nut driving tool containing a retracting cartridge in the handle for storing a number of drilling and driving bits. This tool also incorporates a quick connect feature allowing fast interchangeability of screw and nut driving bits.



    DRILL BITS


    Using our advanced drill bit manufacturing technology, we recently began producing traditional round-shank drill bits. We have begun to offer ground-from-solid drill bits in a variety of sizes and for various surfaces. See "Manufacturing and Process Technologies."

MANUFACTURING AND PROCESS TECHNOLOGIES

    We use advanced technology to create the highest quality, most cost-effective processes available to manufacture, assemble and package our products. We operate based on the concept of "Kaizen," a Japanese word meaning "never ending improvement." Our processes are based on continuing research into materials, technology and machines from other companies and industries. Our focus on innovation and continuous process improvement covers all facets of operations, from inspection of raw materials to final assembly and packaging of the end product. The application of advanced technology manufacturing allows us to enhance product quality, lower production costs, improve customer responsiveness, and rapidly scale and increase production capacity to support sales growth.


    Our in-house manufacturing processes include drill bit grinding, high-speed machining, injection molding, die-casting, metal forming and stamping. We have jointly designed and developed a proprietary drill bit manufacturing machine that automates all aspects of drill bit production, resulting in improved quality, lower production costs and increased production capacity. We have entered into an agreement with the manufacturer of this equipment that grants us an exclusive right to its output and to the machine design for a five-year period. In order to maintain our exclusive rights, we are required to purchase a minimum number of machines annually during the term of the agreement. We also have entered into an agreement with the designer of the equipment pursuant to which he will provide consulting services relating to our future manufacturing technologies.



    We also operate high speed machining centers to produce a variety of our component parts, such as screwdriver bits and countersinks. Our injection molding operations produce a variety of plastic components such as storage cases and screwdriver handles. We produce hex-shank accessories using our proprietary die-casting processes and screw driving products using our proprietary metal forming and stamping equipment. Our equipment incorporates microprocessing technology that allows us to capture, analyze and manipulate data to more effectively manage and coordinate our operations.


    Our internally manufactured component parts, as well as selected outsourced components, go from our manufacturing or receiving operations to our assembly and packaging work centers. Finished goods, such as hex- and round-shank drill bits, move immediately to the packaging area and become part of a multi-product set or are packaged individually. Through a continual study and assessment of these assembly and packaging processes, our in-house engineering and automation staff designs, constructs, and installs equipment that reduces manual labor requirements, increases throughput and allows us to electronically monitor and control processes.


    We constantly monitor all facets of the manufacturing process for inefficiencies and strive to use technology or new processes that save time, reduce costs, and improve quality. We first seek to identify and quantify any advantages that we believe we can achieve by developing a new process. We then seek a solution by investigating machine manufacturing companies throughout the world that can potentially address our needs. If an appropriate machine is not available from an outside source, we will collaborate in the design with a manufacturer to build process-specific equipment or design and build such equipment internally.


PRODUCT DEVELOPMENT


    We focus our efforts on the design and development of product improvements and new products based on an evaluation of the needs and demands of consumers. We maintain an active dialogue with users of our products to ascertain the most desirable enhancements for our current products and systems and to aid in the development of new products. Our product and process innovation group is comprised of 47 people, including 11 engineers, 14 industrial designers and machinists, nine graphics designers and 13 technicians.


    We have a disciplined process by which we identify and develop potential new products and bring them to market.


    - CONCEPTUALIZATION AND ENGINEERING OF NEW PRODUCTS OR IMPROVEMENT TO EXISTING PRODUCTS. Our personnel visit job sites to observe current construction and manufacturing methods and to identify potential opportunities to improve existing products or create new products. Once we identify a need for a new product or an improvement to an existing product we begin a conceptualization process involving feedback from end-users and personnel within our manufacturing operations. Using computerized engineering software, we develop three-dimensional computerized drawings and manipulate these images to optimize functionality and form.


    - PROTOTYPED PRODUCTION. Once we are satisfied regarding the functional and aesthetic objectives of a particular product, our engineering software sends the three-dimensional computerized model to our rapid prototyping system. Our system produces a three-dimensional plastic model that we then test for aesthetics, functionality and general design. Once we are satisfied with the concept prototype, we commission a fully functional prototype to be made for performance testing and evaluation as a working prototype. In many cases, the rapid prototype model serves this function as well.

    - SELECTION OF RAW MATERIAL AND PRODUCTION EQUIPMENT. In order to select the appropriate raw material, we use the working prototype to test alternative materials in many different conditions. After we have determined the appropriate raw material and product specifications, we send engineering drawings, concept prototypes and working prototypes to selected manufacturing equipment suppliers so that they are able to submit proposals on design and fixturing of appropriate equipment. Our equipment committee evaluates the proposals from these suppliers and selects the best design to produce our product.

    - ASSEMBLY, PACKAGING AND AUTOMATION FIXTURES. We design automated work cells to efficiently assemble and package our products. Our automation team evaluates and selects the appropriate technology and equipment for each process. Our work cells, comprised of several process-specific work-centers, are designed and arranged for efficient flow of product and personnel. Our automation team designs safe, ergonomic workstations based upon the needs of our production team.

CUSTOMERS

    We sell our products to customers which currently fall into two general categories:

    - Retailers of power tool accessories; and

    - Power tool manufacturers.


    Our retail customers offer our products in their own stores under their own private label brands. We coordinate closely with these customers on promotional and merchandising strategies and displays, and we supply these customers with products in final packaged form. We have also begun to offer our products to retail customers under the STANLEY-REGISTERED TRADEMARK- brand.



    Our power tool manufacturer customers offer our products through their own distribution channels under their own brands. We supply our products to these customers either in final packaged form or as unpackaged products which the manufacturers combine and package with related drilling and driving products.



    Our customers include the industry's leading manufacturers such as Black & Decker and Makita as well as major retailers such as Sears, Home Depot, Lowe's, True Value, Ace Hardware, Canadian Tire, Wal-Mart and others. In 1998, Sears, Black & Decker and Makita each accounted for more than 10% of our revenues, with sales to those three customers accounting for approximately 91% of our revenues. For 1997 and 1998, we were named a "Partner in Progress" by Sears, an award earned by approximately one percent of Sears' vendors. In addition, we received the Sears Hardlines Group Innovation Award for 1997. Recently, Black & Decker recognized us with its Performance Scorecard Award for Total Cost Management. See "Risk Factors--The loss of a large customer could result in a substantial decrease in revenues."

    Selected retail customers to which Jore Corporation directly sells products are set forth below:


                                                APPROXIMATE
                                                 NUMBER OF        BRAND NAME AND     APPROXIMATE NUMBER OF
                                              STORES IN WHICH       TRADEMARK        JORE CORPORATION SKUS   MARKETS
NAME OF STORE                                  PRODUCTS SOLD       OF PRODUCTS              CARRIED           SERVED
--------------------------------------------  ---------------  --------------------  ---------------------  ----------
Sears, including Orchard Supply and Sears
  Hardware..................................         2,300     Craftsman                          58        US and
                                                                                                            Canada
Canadian Tire...............................           430     Mastercraft                        17        Canada

TruServ, including True Value, Servistar and
  Coast to Coast............................         2,300     Master Mechanic                    63        US


    Selected power tool manufacturers to which we sell our products, as well as the stores and brands under which our products are sold, are set forth below:


                                                       APPROXIMATE
                                                        NUMBER OF
                                                    JORE CORPORATION          STORES IN WHICH
          NAME OF               BRAND NAME(S)         SKUS SOLD BY           JORE CORPORATION            MARKETS
       MANUFACTURER               OF PRODUCT          MANUFACTURER           PRODUCTS ARE SOLD           SERVED
---------------------------  --------------------  -------------------  ---------------------------  ---------------
Makita USA                   Makita                           115       Home Base, Menards, Eagle    US, Canada,
  Makita Canada                                                40       Hardware/Lowe's, Payless     International
  Makita International                                         18       Cashway, Ace Hardware,
                                                                        Contractor Supply
                                                                        Distributors, Costco,
                                                                        Independent Retailers,
Black & Decker               DeWalt, Black &                   41       Home Depot, Lowe's,          US
                             Decker, Quantum Pro                        Wal-Mart, Ace Hardware
                             and Scorpion                               Independent Retailers


SALES AND MARKETING


    We seek to develop long-term, mutually beneficial relationships with our customers and to communicate with decision-makers at all levels within our customers' organizations. Our internal sales and marketing staff closely coordinates our activities and strategies with a sales representative organization, Manufacturers' Sales Associates, LLC. Manufacturers' Sales Associates, which receives a commission that is a percentage of our sales to selected customers, consists of six sales representatives who formerly were senior sales and marketing executives with major power tool companies. These representatives are strategically located near major customers in the industry so they can continually coordinate product and promotional requirements to optimize market opportunities. We believe that our relationship with Manufacturers' Sales Associates effectively leverages their industry experience while complementing our focus on product and process development.



    Our sales and marketing team works closely with our customers to create coordinated promotional and merchandising campaigns. Elements of a typical promotional campaign may include television commercials, direct mail product circulars, catalogs, newspaper and magazine advertisements and promotional events. Campaigns may also include merchandising events, plan-o-grams, and promotional displays, such as aisle end caps, clip strips and center aisle merchandisers.

    Most of our sales are derived from purchase orders for products to be delivered to our customers within 30 days of receipt of the order. As is customary in the power tools accessories market, we rely on our customers' forecasts to anticipate future order volumes, and typically do not enter into long-term supply agreements with our customers. As a result, we typically do not maintain a significant backlog of purchase orders. See "Risk Factors--Our dependence on customer forecasts to manage our business may cause us to misallocate our production, inventory or other resources."



    We distinguish ourselves with our highly skilled, responsive in-house graphics department that works closely with our sales and marketing department and with Manufacturers' Sales Associates. Our graphics capabilities provide us with a significant competitive advantage by allowing us to quickly design and produce packaging mockups and sample promotional materials for new and existing customers. We also produce our own point-of-sale displays and collaborate with our customers in designing unique, customer-specific packaging. We believe that our graphics capabilities enable us to offer our customers a "turn-key" graphics and packaging solution that makes it easier for them to merchandise and display our products and greatly enhances our sales and marketing efforts.


COMPETITION

    The power tool accessories market and the hand tool market are highly competitive. Many of our competitors are established companies that have significantly greater financial, technical, manufacturing, sales and marketing, and support resources than Jore Corporation. In addition, many of our competitors own well-known brands, enjoy large end-user bases, and benefit from long-standing customer relationships. As we expand into new markets, we can expect to encounter similar competitive environments.


    Competitors in power tool accessories include Vermont American Corporation, Black & Decker, Greenfield Industries, Inc., a wholly-owned subsidiary of Kennametal Inc., American Tool Companies, Inc. and others, as well as a number of independent "job shops" that supply products under private labels to OEM and retail customers. Competitors in the hand tools market include American Tool, Cooper Industries, Inc., The Stanley Works and others, including some foreign companies. Competitive factors in our markets include:



    - Establishing favorable brand recognition;



    - Maintaining manufacturing efficiency and expertise;



    - Developing a breadth of product offerings;



    - Implementing appropriate pricing;



    - Providing strong marketing support;



    - Manufacturing high quality products; and



    - Obtaining access to retail outlets and sufficient shelf space.


INTELLECTUAL PROPERTY


    Our ability to compete effectively depends in part on our ability to develop and protect our proprietary technology. We own 14 United States and foreign design and utility patents covering a variety of our products and processes. While our patents have been important to our business, we do not believe that our business is dependent on any single patent or group of patents. We also own several registered trademarks and sell many products to our customers under licensing arrangements that allow us to maintain ownership of our trademarks while granting customers exclusive use of specified marks. For example, we have granted Sears an exclusive license to use our Speed-Lok trademark in connection with Sears' sales of quick change systems and other products, provided that

Sears purchases a minimum quantity of Jore products annually. Our primary trademarks include JORE-TM-, SPEED-LOK-TM-, SPEED SHANK-Registered Trademark-, QUAD-DRIVER-Registered Trademark-, BIT-LOK-Registered Trademark-, HIGH TORQUE POWER DRIVER-TM-, MONTANA TOOL CORPORATION-TM-, TORQUE DRIVER-TM-, ULTRA CUT-TM-, JORETECH-TM-, WHERE INNOVATION MEETS REALITY-TM- and AUTO JAW-TM-. Certain of our trademarks are integral to our business and we aggressively monitor and protect these and other marks.



    In April 1998, we entered into an agreement with The Stanley Works that grants us the exclusive license to sell power tool accessories under the Stanley-Registered Trademark- brand. The agreement provides for the payment by us to Stanley of a percentage of our sales of our Stanley-branded products, with certain minimum payment obligations, during the term of the agreement. The term of the Agreement is through December 2004, and may be renewed by us through December 2009.



    Norton Company, a manufacturer of surface preparation and abrasive tool accessories, owns the registered trademark "SPEEDLOK" for use with abrasive disks and backup pads. We sell our quick change system to Sears under our SPEED-LOK-TM- trademark. Norton recently advised us that our SPEED-LOK-TM-trademark may infringe on Norton's trademark rights. We believe that our use of our SPEED-LOK-TM- trademark does not infringe on Norton's trademark rights. To resolve this matter, we are in discussions with Norton to obtain a royalty-free license to the SPEED-LOK-TM- trademark and enter into a long-term supply agreement for surface preparation and abrasive tool products.


    We enter into confidentiality agreements with our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally require that all confidential information developed or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. See "Risk Factors--We depend on patent, trademark and trade secret protection to maintain our market position."

INFORMATION MANAGEMENT


    Through our information management systems, we seek to electronically integrate all aspects of our operations, from procurement of raw materials to sale of our packaged products to end-users. We have recently implemented a fully-integrated enterprise resource planning software system that allows centralized management of key functions, including inventory, order processing, accounts receivable, accounts payable, general ledger, shop floor control, engineering change management, bar-coded inventory, material requirements planning, scheduling, electronic data interchange, and bar-coded labor input. This information system will enable us to ship to customers on a same-day basis, respond quickly to order changes and provide a high level of customer service. Our new system integrates more of our internal processes and allows for cross-platform information sharing among our various departments. See "Risk Factors--Unsatisfactory performance of our new information technology system could slow our growth."


PERSONNEL AND HUMAN RESOURCES


    As of August 15, 1999, we employed 610 full-time employees and 89 part-time employees, of whom 17 were in sales and marketing, 104 in finance and administration, 41 in technology development and application and 537 in operations. All of our employees are located at our facility near Ronan, Montana. No employees are covered by collective bargaining agreements, we have never had a work stoppage and we believe we maintain good relations with our employees.


FACILITIES

    Our operations are housed in 200,000 square feet of facilities located near Ronan, Montana. Our existing facilities include three buildings from which we provide manufacturing, assembly, packaging, warehousing and administrative functions. We are currently expanding our facilities to 325,000 square feet, primarily to accommodate our new drill bit manufacturing operation. Our facilities are located on a 120 acre site that we own. We believe this site is sufficient to continue to expand our facilities to meet our manufacturing and office needs for the foreseeable future.



LEGAL PROCEEDINGS



    On June 9, 1999, Stanley filed a lawsuit against Black & Decker in the United States District Court for the District of Connecticut. The lawsuit arises out of claims made by Black & Decker that our proposed introduction of STANLEY-REGISTERED TRADEMARK--branded power tool accessories in yellow and black packaging would violate Black & Decker's trademark rights associated with its DEWALT-REGISTERED TRADEMARK- brand.



    Stanley is seeking a declaratory judgment that the use or license by Stanley or Jore of yellow and black on power tools or their accessories does not infringe or dilute any of Black & Decker's federal or state trademark rights, or constitute an unfair trade practice under federal or state law. We have joined Stanley as a co-plaintiff in this suit. Stanley has advised us that:



    - It has used yellow and black on its products since at least 1899;



    - It has marketed products under its "Stanley in a notched rectangle" trademark since at least 1902;



    - It has sold power tool accessories since at least 1939;



    - It has packaged its power tool accessories utilizing yellow and black trade dress since at least 1957.



In contrast, we believe that Black & Decker first introduced the DeWalt line of power tools dressed in yellow and black in 1992. Jore began shipping product under the Stanley-Registered Trademark- brand on June 14, 1999.



    On July 7, 1999 Black & Decker filed an Amended Answer, Affirmative Defenses, and Counterclaims to Amended Complaint, in which Black & Decker denied most of the allegations asserted against it and raised counterclaims against Stanley and Jore alleging, among other things, unfair competition and trademark and trade dress infringement. In its filing Black & Decker seeks:



    - dismissal of Stanley's action;



    - an injunction against Stanley and Jore that would prevent Stanley and us from using the yellow and black color combination for marketing and selling power tools and power tool accessories;



    - damages for our use of the yellow and black color combinations; and



    - attorneys' fees and costs.



    Under the license agreement, Stanley has agreed to indemnify and hold us harmless with respect to any alleged copyright or trademark infringement action arising out of the approved use of Stanley's trademarks, and has the sole responsibility for undertaking and conducting the defense of any such action.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of Jore Corporation, and their ages and positions, are as follows:


NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Matthew B. Jore(2)...................................          37   President, Chief Executive Officer and Chairman
Michael W. Jore......................................          40   Executive Vice President and Director
David H. Bjornson....................................          42   Chief Financial Officer, General Counsel, Secretary
                                                                    and Director
Daniel A. Gabig......................................          42   Vice President--Business Development
Kelly D. Grove.......................................          32   Vice President--Controller
Nikki M. Snyder......................................          39   Vice President--Corporate Communications and Human
                                                                    Resources
Robert S. Warren.....................................          54   Vice President--Marketing
Jeffery J. Eidsmoe...................................          41   Vice President--Operations
Jeffrey M. Heutmaker.................................          37   Vice President--Strategic Initiatives
Thomas E. Mahoney(1).................................          57   Director
R. Bruce Romfo.......................................          61   Director
William M. Steele....................................          67   Director
A. Blaine Huntsman(1)(2).............................          63   Director
James P. Mathias(1)(2)...............................          49   Director


------------------------------


(1) Member of Audit Committee.



(2) Member of Compensation Committee.


    MATTHEW B. JORE is the founder of Jore Corporation. He has served as our President since June 1990, Chief Executive Officer since March 1999 and a Director since its inception on February 1990. He holds a B.S. degree in Economics from the University of Montana.

    MICHAEL W. JORE has served as Executive Vice President since November 1998 and Director of Jore Corporation since February 1990. From June 1990 to November 1998, he was the Vice President of Jore Corporation. Before joining Jore Corporation, he worked for Plum Creek Timber, L.L.C. for ten years. Matthew and Michael Jore are brothers.


    DAVID H. BJORNSON has served as General Counsel and Chief Financial Officer since November 1998 and as a Director since May 1998. From 1993 to 1998, Mr. Bjornson was a Partner at Boone, Karlberg & Haddon, a Missoula, Montana law firm, serving also as outside counsel of Jore since 1994. From 1990 to 1993 he worked at the law firm of Monahan & Biagi, and from 1988 to 1990 he was employed by the law firm of Bogle & Gates. Mr. Bjornson worked at the law firm of Cairncross Clark & Martin from 1985 to 1987. From 1979 to 1981 he worked at the international accounting firm of Touche Ross & Co. He holds an LL.M. degree in taxation from New York University, and a J.D. and a B.A. degree in Business Administration from the University of Montana. Mr. Bjornson also holds a Certified Public Accountant Certificate.



    DANIEL A. GABIG has served as Vice President--Business Development since March of 1999. From November 1998 to March 1999, he was the General Manager--Treasurer of Jore Corporation. From February 1995 to November 1998, he was the Finance Manager of Jore Corporation. From December 1986 to November 1993, he was the Accounting Manager/Senior Financial Analyst for Scios Nova, Inc., biopharmaceutical company. He has an M.B.A. from the University of California--Berkeley and a B.S. degree from California Polytechnic State University.

    KELLY D. GROVE has served as Vice President--Controller of Jore Corporation since March 1999. From August 1995 to March 1999, she was the Controller of Jore Corporation. From March 1994 to August 1995, she was the Executive Coordinator of Jore Corporation. From November 1991 to March 1994, she was a staff accountant at the Washington Corporations, a holding company. She has a B.S. degree from Montana State University.



    NIKKI M. SNYDER has served as the Vice President--Corporate Communications and Human Resources of Jore Corporation since March 1999. From August 1996 to March 1999, she was the Personnel Manager of Jore Corporation. From August 1994 to August 1996, she was a personnel coordinator of Jore Corporation.



    ROBERT S. WARREN has served as Vice President--Marketing of Jore Corporation since March 1999. From October 1998 to March 1999, he was the General Manager of Sales and Marketing, and from March 1995 to October 1998, the Sales Manager, of Jore Corporation. Prior to joining Jore Corporation, he was President and owner of Pri-Mark, a business consulting company that was formed in May 1994.



    JEFFERY J. EIDSMOE has served as Vice President--Operations since May 1999. From January 1988 to May 1999 he worked for Western Forge, a subsidiary of Emerson Electric Company, serving as its Director of Product Development for the past four years. Mr. Eidsmoe was previously employed by Cessna Aircraft Company as an Industrial Engineer Group Leader and Production Supervisor from March 1983 to December 1988. He has an M.B.A. degree from the University of Colorado and a B.S. degree from Bemidji State University, Bemidji, Minnesota.



    JEFFREY M. HEUTMAKER has served as Vice President--Strategic Initiatives since June 1999. From June 1996 to June 1999 Mr. Heutmaker was an attorney with Van Valkenberg Furber Law Group P.L.L.C, a law firm located in Seattle, Washington, and outside securities counsel to Jore Corporation. From May 1992 to May 1996, Mr. Heutmaker was the principal of Jeffrey M. Heutmaker, Attorney at Law, where his practice focused on securities law and mergers and acquisitions transactions. Prior to founding his own firm, Mr. Heutmaker was an associate corporate finance attorney with Bogle & Gates. He holds a J.D. degree from Notre Dame Law School and a B.A. degree in Economics and English Literature from the University of Puget Sound.



    THOMAS E. MAHONEY has served as a Director of Jore Corporation since February 1999. From 1965 until 1999, he was employed by The Stanley Works in various positions. From 1997 to 1999, he was the President of The Stanley Works, Consumer Sales Americas. From 1995 to 1997, he was the President and General Manager, Customer Support Division and V.P. of Corporate Marketing and Advertising at Stanley. From 1992 to 1995, he was the President and General Manager, Hardware and Home Decor Division of Stanley. From 1987 to 1992, he was the President and General Manager, National Hand Tools Division of Stanley. He has a B.A. degree from the University of Massachusetts.



    R. BRUCE ROMFO has served as a Director of Jore Corporation since May 1998. He has served as the President of Printing Press, Inc., a packaging and printing company since 1983, and currently serves as a Director. Mr. Romfo holds a B.A. degree from Minot State University and a Masters degree in Accounting from the University of Idaho.



    WILLIAM M. STEELE has served as a director of Jore Corporation since May 1998. He is a founder and a managing member of Manufacturers' Sales Associates, LLC, our sales and marketing representative. Prior to that, Mr. Steele spent 12 years with Makita USA, as Senior Vice President and as General Manager of Makita's Outdoor Power Equipment Division. Mr. Steele holds a B.A. degree from the University of Connecticut.



    A. BLAINE HUNTSMAN has served as a Director of Jore Corporation since June 1999. He is a director of ZCMI, an intermountain retail chain, and a Trustee of The Achievement Funds Trust, an equity and bond fund affiliated with First Security Investment Management, Inc. Mr. Huntsman served as

Chairman and Chief Executive Officer of Olympus Capital Corporation, a holding company for Olympus Bank, from 1988 to 1995 when Olympus merged with Washington Mutual. Prior to that he served as Dean of the Graduate School of Business and College of Business, University of Utah, from 1975 to 1980 and is retired as a Professor of Finance at the David Eccles School of Business at the University of Utah. Mr. Huntsman has also served as a director for several publicly-held companies, including Geneva Steel, Dean Witter Reynolds, Inc., Kahler Realty Corporation, Arcata Corporation and others. He holds a B.S. degree from the University of Utah and a Ph.D. in Economics from the University of Pennsylvania.



    JAMES P. MATHIAS has served as a Director of Jore Corporation since June 1999. He has served as the President and Chief Operating Officer of The JPM Company, a publicly-held wire harness and cable assembly company, since August 1981. Mr. Mathias has also served on The JPM Company's Board of Directors since 1978. From 1977 to 1981, he held various positions at The JPM Company including Production Engineer, Production Control and Inventory Manager, and Vice President of Operations. Prior to that, Mr. Mathias owned and operated a contracting business from 1972 to 1977.


BOARD COMMITTEES

    Jore Corporation maintains two standing committees, an Audit Committee and a Compensation Committee.


    AUDIT COMMITTEE. In June 1999, the Board of Directors formed the Audit Committee for the purpose of reviewing our internal accounting procedures and consulting with and reviewing the services provided by our independent public accountants. Messrs. Mahoney, Mathias and Huntsman currently serve on the Audit Committee.



    COMPENSATION COMMITTEE. In June 1999, the Board of Directors formed the Compensation Committee. The Compensation Committee reviews and recommends to the Board the compensation and benefits of all our officers and reviews general policy relating to compensation and benefits of our employees. The Compensation Committee administers our 1997 Stock Plan. Messrs. Mathias, Huntsman and Matthew Jore currently serve on the Compensation Committee.


COMPENSATION OF DIRECTORS

    Non-employee directors receive $10,000 and an option to purchase 5,000 shares of common stock per year for services rendered as members of our Board of Directors. Jore Corporation also reimburses the directors for certain reasonable out-of-pocket expenses incurred in connection with their attendance at Board and Committee meetings. For a description of payments to directors unrelated to their service as directors, see "Certain Transactions."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    Prior to June 1999, Jore Corporation's Board of Directors did not maintain a Compensation Committee of the Board of Directors, and the entire Board participated in all decisions regarding compensation of our executive officers. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.


EXECUTIVE COMPENSATION


    The following table summarizes the compensation paid to Matthew Jore, Chief Executive Officer, and Michael Jore, Executive Vice President, the only other executive officer of Jore Corporation whose salary and bonus exceeded $100,000 during fiscal year 1998. Matthew and Michael Jore are referred to collectively as the "Named Executive Officers."

                           SUMMARY COMPENSATION TABLE


                                                                             ANNUAL COMPENSATION
                                                                     -----------------------------------
                                                                                          ALL OTHER
NAME AND PRINCIPAL POSITION                                              SALARY         COMPENSATION
-------------------------------------------------------------------  --------------  -------------------
Matthew B. Jore....................................................  $      141,617     $      18,694
President and Chief Executive Officer
Michael W. Jore....................................................  $      138,491     $      21,823
Executive Vice President



    The amounts listed under the column captioned "All Other Compensation" for Matthew Jore represent $2,805 in automobile allowances, $4,299 in health insurance premiums, $4,840 in life insurance premiums and $6,750 in matching 401(k) contributions to the Jore Corporation 401(k) Profit Sharing Plan and for Michael Jore represent $548 in automobile allowances, $6,808 in health insurance premiums, $7,967 in life insurance premiums and $6,500 in matching 401(k) contributions to the Jore Corporation 401(k) Profit Sharing Plan.


    No stock options were granted to or exercised by, and no awards or payments under any long term incentive plan were made to, any of our Named Executive Officers during our last completed fiscal year.

EMPLOYEE BENEFITS PLANS


    STOCK PLAN. On September 15, 1997, the Board of Directors and the shareholders adopted the Jore Corporation 1997 Stock Plan and amended it on June 14, 1999. The purpose of the Stock Plan is to enhance the long term shareholder value of Jore Corporation by offering opportunities to selected employees, directors, officers, consultants, agents, advisors, and independent contractors of Jore Corporation to participate in our growth and success, to encourage them to remain in our service, and to own our stock. We have authorized 1.3 million shares of common stock for issuance under the Stock Plan, subject to certain adjustments. For all grants under the Stock Plan, the date of grant or award, number of options, option price, vesting period and other terms specific to the options or awards are to be determined by the plan administrator.


    The Stock Plan provides for the grant of both incentive stock options, or ISOs, that qualify under Section 422 of the Internal Revenue Code, and nonqualified stock options or NQSOs. ISOs may be granted only to our employees or employees of a parent or subsidiary. NQSOs and all other awards other than ISOs may be granted to our employees, directors and other third parties who render services to us or any parent or subsidiary that are not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of ISOs must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of NQSOs must be at least equal to 85% of the fair market value of the common stock on the date of grant. Options granted under the plan have a maximum term of 10 years.


    Options granted under the Stock Plan generally expire three months after the termination of the optionee's service, except in the case of death or disability, in which case the options generally may be exercised up to 12 months following the date of death or termination of service due to disability. Options will generally terminate immediately upon termination for cause. If Jore Corporation is dissolved or liquidated or has a "change in control" transaction, outstanding awards may be assumed or substituted by the successor corporation, if any. If a successor corporation does not assume or substitute the awards, the Compensation Committee may accelerate the vesting of the awards prior to the effectiveness of the transaction.


    The Stock Plan also provides for the issuance of stock awards to eligible participants of the Stock Plan with terms, conditions, and restrictions established by the plan administrator in its sole discretion.

Generally, stock issued pursuant to an award is restricted stock. Subject to certain restrictions, holders of stock awarded under the Stock Plan have all the rights of other shareholders.

    All grants and awards under the plan may not be transferred other than by will or by the laws of descent and distribution and generally must be exercised during the lifetime of the recipient only by the recipient.


    401(K) PLAN. Jore Corporation maintains a 401(k) tax-qualified employee savings and retirement plan covering all employees who satisfy certain eligibility requirements relating to minimum age and length of service. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 15% of their annual compensation or the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan. We also will match employee contributions of up to five percent of an employee's annual compensation. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) Plan, and income earned on 401(k) Plan contributions, are not taxable until withdrawn. The 401(k) Plan is available to our executive officers on terms not more favorable than those offered to other employees.



EMPLOYMENT AGREEMENT



    In June 1999, we entered into an employment agreement with Matthew B. Jore, our Chief Executive Officer. During the five year term of the employment agreement, Mr. Jore will be paid an annual salary of $250,000. In addition, the employment agreement contains a non-competition provision that prohibits Mr. Jore from participating in the business of manufacturing or distributing tool accessories for one year following his termination of employment with us.


INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

    In accordance with Montana law our Amended and Restated Articles of Incorporation include a provision that eliminates the personal liability of our directors to Jore Corporation for monetary damages arising from breach of fiduciary duty as directors, except for liability relating to:


    - acts or omissions that involve intentional misconduct or a knowing violation of law;



    - unlawful distributions; or



    - any transaction from which the director derived an improper personal benefit.


    In addition, our Bylaws provide that:


    - We must indemnify our directors and officers to the fullest extent permitted by Montana law, subject to certain exceptions;



    - We may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our Amended and Restated Articles of Incorporation, our Bylaws or agreements; and



    - We must advance expenses, as incurred, to our directors and officers in connection with legal proceedings to the fullest extent permitted by Montana law.


    Prior to the completion of this offering, we intend to enter into indemnity agreements with each of our directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification described above and to provide additional procedural protections. In addition, we intend to obtain directors' and officers' insurance providing indemnification for our directors, officers and certain employees for certain liabilities. We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Jore Corporation, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

    The limitation of liability and indemnification provisions in our Amended and Restated Articles of Incorporation and Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may diminish the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

    At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                              CERTAIN TRANSACTIONS

REORGANIZATION TRANSACTIONS


    We have effected an internal reorganization and certain other transactions in which:



    - We acquired Montana American Equipment, LLC, a company that had leased manufacturing equipment to Jore Corporation;



    - We exercised an option to purchase approximately 40 acres of land and improvements at fair market value from Jore Land, LLC, a company wholly-owned by Matthew Jore; and



    - We effected a 216.017-for-one split of our common stock.


In addition, we will terminate our S corporation status upon completion of this offering and distribute to our shareholders a final amount representing our previously taxed but undistributed S corporation earnings through the S corporation termination date.


    In connection with this offering and the termination of Jore Corporation's S corporation tax status, Jore Corporation has entered into a tax allocation and indemnification agreement with its principal shareholders, including Matthew Jore and Michael Jore, Merle Jore, father of Michael and Matthew, and certain trusts administered by Matthew and Michael. The agreement provides that Jore Corporation and these shareholders will indemnify each other for federal or state income tax liabilities resulting from certain adjustments to Jore Corporation's income or that of its shareholders. The agreement also provides that if there is a determination that we were not an S corporation prior to the offering, the principal shareholders will reimburse us for the amount that equals the tax liability resulting from such determination.



    Prior to its acquisition by Jore Corporation on January 1, 1999, Montana American Equipment was owned by twenty members, including four of our directors and several members of Matthew and Michael Jore's immediate family. The approximate consideration that we issued to these members in connection with our acquisition of Montana American Equipment was:



    - 316,897 shares of our common stock to Matthew Jore;



    - 14,257 shares of our common stock to Michael Jore;



    - 11,017 shares of our common stock to Rick Jore, the brother of Matthew and Michael Jore; and



    - 8,857 shares of our common stock to Bruce Romfo, one of our directors, and 17,763 shares issued to B&P Manufacturing, LLC of which Mr. Romfo is a controlling shareholder.



All of Montana American Equipment's members were issued aggregate consideration of 452,772 shares of common stock of Jore Corporation, with a value of approximately $2.6 million. In 1998, we paid $758,236 in lease payments to Montana American Equipment for use of its machinery.



    On February 1, 1999, Jore Land, LLC entered into an option agreement with us under which we had an option to acquire approximately 40 acres of land and the constructed improvements thereon at fair market value. We exercised that option on June 28, 1999 and, in satisfaction of the purchase price, paid approximately $2.8 million. The purchase price included forgiveness of a receivable in the amount of $1.3 million relating to advanced construction costs, and assumption of approximately $1.3 million of existing debt that we previously had guaranteed. The land and buildings were leased to us under both operating and financing leases and, during 1998, we paid $84,000 to Jore Land.


RELATED PARTY SERVICE PROVIDERS


    In February 1998, we entered into sales agreements with Manufacturers' Specialty Marketing, Incorporated and Manufacturers' Sales Associates. William
M. Steele, one of our directors, owns 50% of each of these entities. During 1998, Manufacturers' Specialty Marketing was the sole sales and marketing arm for Jore Corporation, receiving 4% of our net revenues as a commission.

Manufacturers' Specialty Marketing divided its commissions with Manufacturers' Sales Associates during the course of 1998. In January 1999, we revised our agreements with these entities to terminate our relationship with Manufacturers' Specialty Marketing and provide that Manufacturers' Sales Associates would be the sole sales agent for Jore Corporation through December 2003. Manufacturers' Sales Associates will receive as a sales commission a percentage of Jore's sales to selected customers. Commissions earned in 1998 were $67,446 and $160,921 for Manufacturers' Specialty Marketing and Manufacturers' Sales Associates, respectively. In February 1999, we granted to Mr. Steele an option to purchase 155,532 shares of our common stock at a per share exercise price of $9.26.



    In May 1999, we entered into an agreement with Thomas E. Mahoney, one of our directors, pursuant to which Mr. Mahoney will provide consulting services relating to our business development activities. We have agreed to pay Mr. Mahoney $100,000 in 1999 for such services.



    Printing Press Incorporated is a printing and packaging company in which Bruce Romfo, a director of Jore Corporation, has a 30% ownership interest. Jore Corporation purchased $1,706,735 in printing and packaging material from Printing Press in 1998 and likely will continue to purchase a substantial volume of printed and packaging material from this vendor. In September 1998 and July 1999, we granted Mr. Romfo options to purchase an aggregate of 15,000 shares of our common stock at a weighted average exercise price of $5.39 per share. We currently lease equipment from Printing Press in consideration for lease payments of $20,000 per month.



    Montana American Manufacturing Corporation provided manufacturing services to Jore Corporation totalling $826,000 and $1.2 million in 1997 and 1998, respectively. Prior to its merger into Jore Corporation on October 1, 1998, it was owned equally by six members of the Jore family. The shareholders of Montana American Manufacturing, Matthew Jore, Michael Jore, Rick Jore, Roger Jore, Perry Schneider and Randy Cote, each received 45,364 shares of common stock of Jore Corporation as consideration for the merger. Matthew, Michael, Rick and Roger Jore are brothers and Perry Schneider and Randy Cote are their brothers-in-law.



    In the opinion of our Board of Directors, the terms of our transactions with affiliates of Jore Corporation are as favorable to us as we could have obtained with unaffiliated parties.



MANAGEMENT AND SHAREHOLDER TRANSACTIONS



    As of June 30, 1999, each of the following shareholders was indebted to us in the amount set forth opposite his or her respective name in connection with shareholder and member advances related to his or her shareholdings in Jore Corporation and membership interests in Montana American Equipment. Outstanding indebtedness is evidenced by notes that bear interest annually at the applicable federal rate:



                                                                              PRINCIPAL AMOUNT
SHAREHOLDER                                                                   OF INDEBTEDNESS
----------------------------------------------------------------------------  ----------------
Matthew Jore................................................................     $  754,809
Michael Jore................................................................     $  329,501
Rick Jore...................................................................     $  151,450
Roger Jore..................................................................     $  108,400
Maxine Schneider............................................................     $   62,862



    In June 1999, Blaine Huntsman, one of our directors, and an affiliate of Mr. Huntsman loaned Jore Corporation $500,000 at a rate of 6.5% per annum, with the loan maturing on the earlier of December 1, 1999 or within five days following the closing of this offering. In connection with the loan, we also issued Mr. Huntsman and his affiliate warrants to purchase an aggregate of 20,000 shares of common stock at an exercise price of $9.10 per share.

S CORPORATION DISTRIBUTIONS


    For tax years 1997 and 1998 we made the following cash distributions in part to enable our shareholders to pay their taxes on our net income:



                                                                        1997          1998
SHAREHOLDER                                                          DISTRIBUTION DISTRIBUTION
-------------------------------------------------------------------  -----------  ------------
Matthew Jore.......................................................   $ 126,625   $  1,351,895
Michael Jore.......................................................   $  63,565   $    605,354
Merle Jore.........................................................   $  30,033             --
Jore Family Trusts.................................................   $ 243,129             --
Roger Jore.........................................................          --   $    227,918
Perry Schneider....................................................          --   $    227,918
Randy Cote.........................................................          --   $    227,918
Rick Jore..........................................................          --   $    275,370


OTHER


    In 1998, we employed Merle Jore and his annual salary, including perquisites, was $80,724. He has in the past served as Executive Vice President, Chairman of the Board of Directors and a Director. Merle Jore is the father of Maxine Schneider, Matthew, Michael, Rick and Roger Jore.

                       PRINCIPAL AND SELLING SHAREHOLDERS


    The following table sets forth certain information regarding the beneficial ownership of Jore Corporation's outstanding common stock as of August 15, 1999 by:



    - each of the directors and Named Executive Officers;



    - all of our directors and executive officers as a group;



    - each other person known by us to own beneficially more than 5% of the common stock; and



    - the Selling Shareholder.



Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common stock subject to options or warrants currently exercisable or exercisable within 60 days of September 30, 1999, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person.



                                      SHARES BENEFICIALLY                       SHARES BENEFICIALLY         SHARES THAT
                                             OWNED                                     OWNED              MAY BE ACQUIRED
                                      BEFORE THE OFFERING                       AFTER THE OFFERING         WITHIN 60 DAYS
NAMED EXECUTIVE OFFICERS AND       -------------------------  SHARES BEING   -------------------------    OF SEPTEMBER 30,
  DIRECTORS                          NUMBER       PERCENT        OFFERED       NUMBER       PERCENT             1999
---------------------------------  ----------  -------------  -------------  ----------  -------------  --------------------
Matthew B. Jore..................  11,054,303         68.4%        --        10,554,270         54.3%         2,573,004
Michael W. Jore..................   2,536,773         25.2%        --         2,336,740         17.6%            --
David H. Bjornson................      23,327        *             --            23,327        *                 22,263
Thomas E. Mahoney................       2,999        *             --             2,999        *                  2,999
R. Bruce Romfo...................      23,140        *             --            23,140        *                  5,375
William M. Steele................     155,532          1.6%        --           155,532          1.1%           155,532
A. Blaine Huntsman...............      22,999        *             --            22,999        *                 22,999
James P. Mathias.................       2,999        *             --             2,999        *                  2,999
All current directors and
  executive officers as a group
  (12 persons)...................  13,884,326         81.8%        --        13,184,260         65.3%         2,626,210

SELLING SHAREHOLDER
Merle Jore.......................     707,099          7.5%       300,000       407,099          3.0%            --
  45000 Highway 93 South
  Ronan, MT 59864


------------------------------


*   LESS THAN 1%

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of Jore Corporation consists of 100 million shares of common stock, no par value per share, and 30 million shares of preferred stock, no par value per share.

COMMON STOCK


    As of August 15, 1999, there were 9,522,800 shares of common stock outstanding held of record by 31 shareholders. Following this offering, 13,222,800 shares of common stock will be issued and outstanding, assuming no exercise of stock options and warrants subsequent to August 15, 1999. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the Board of Directors standing for election. Subject to preferences of any preferred stock that may be issued in the future, the holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors. See "Dividend Policy." If Jore Corporation is liquidated, dissolved, or wound up, the holders of common stock are entitled to receive pro rata all of our assets available for distribution to our shareholders after payment of liquidation preferences of any outstanding shares of preferred stock. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.


WARRANTS


    As of August 15, 1999, we had warrants outstanding to purchase an aggregate of 611,214 shares of common stock at a purchase price of between $8.41 and $10.00 per share.


PREFERRED STOCK

    Subject to the provisions of the Articles of Incorporation and limitations prescribed by law, the Board of Directors has the authority to issue, without further vote or action by the shareholders, up to 30 million shares of preferred stock in one or more series. The Board has the power and authority to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting any series or the designation of such series. Any series of preferred stock may have rights and privileges superior to those of the common stock. There will be no shares of preferred stock outstanding upon the consummation of this offering, and we have no present plans to issue any preferred stock.


REGISTRATION RIGHTS



    After this offering, the holders of approximately 599,333 shares of common stock issuable upon conversion of warrants issued in connection with our sale of subordinated debt, or persons to whom such shares are transferred, will have registration rights with respect to such shares. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, holders of these registrable shares will be entitled to include their shares in such registration, at our expense. However, the underwriters of any such offering have the right to limit the number of shares included in such registration. In addition, holders of at least 50% of the outstanding registrable shares may require us to prepare and file a registration statement under the Securities Act, at our expense, covering such shares, and we are generally required to use our reasonable efforts to effect such registration. We are not obligated to effect more than two of these "demand" registrations. Further, holders of registrable shares generally may require us to file additional registration statements on Form S-3 once we become eligible to use that form.

STATE CORPORATE LAW AND CERTAIN CHARTER PROVISIONS

    We are subject to certain provisions of the Montana Business Corporations Act that provide for a two-thirds majority vote of our shareholders in connection with the approval of a plan of merger or share exchange unless the Board of Directors require otherwise. This provision could have the effect of delaying or discouraging unsolicited acquisition proposals, including proposals to acquire our outstanding common stock at a premium to then-prevailing market prices.

    In addition, our Articles of Incorporation permit the Board to authorize the issuance of preferred stock, and to designate the rights and preferences of such preferred stock, without obtaining shareholder approval. One of the effects of undesignated preferred stock may be to enable the Board of Directors to render more difficult or to discourage a third party's attempt to obtain control of Jore Corporation by means of a tender offer, proxy contest, merger, or otherwise. The issuance of shares of the preferred stock also may discourage a party from making a bid for the common stock because such issuance may adversely affect the rights of the holders of common stock. For example, preferred stock that we issue may rank prior to the common stock as to dividend rights, liquidation preference, or both, may have special voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale immediately after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.



    Upon completion of this offering, based on the number of shares outstanding on August 15, 1999, we will have 13,222,800 shares of common stock outstanding, assuming no exercise of options or warrants after August 15, 1999. Of these shares, the 4,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by an affiliate of Jore who may only sell such shares pursuant to the public information, volume, manner of sale and notice requirements of Rule 144 under the Securities Act. The remaining 9,222,800 shares outstanding upon completion of this offering will be "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act.



    Our officers, directors, and substantially all of our shareholders and option holders have agreed, during the 180-day lock-up period after the effective date of the Registration Statement of which this prospectus constitutes a part, that they will not, without the prior written consent of D.A. Davidson & Co., directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. We agreed that we will not, without the prior written consent of D.A. Davidson & Co., directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock during such 180-day lock-up period except for the sale of the shares of common stock in this offering, the issuance of shares of common stock upon conversion, exercise or exchange of securities outstanding on the date of, and disclosed in, this prospectus and the grant of options, and the issuance of shares issuable upon exercise of options, pursuant to our stock plan. Any shares subject to the lock-up agreements may be released at any time, without notice, by D.A. Davidson & Co. See "Underwriting."



    Taking into account the lock-up agreements, the number of shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701, including certain shares issuable upon exercise of options, will be as follows:



    - 206,424 shares will be eligible for public resale 90 days after the effective date of the Registration Statement;



    - 8,850,543 shares are subject to the lock-up and will be eligible for public resale beginning 180 days after the effective date of the Registration Statement, subject in some cases to the public information, volume, manner of sale and notice requirements of Rule 144 under the Securities Act.



    In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of one percent of the number of shares of common stock then outstanding, or approximately 132,228 shares immediately after this offering, or the average weekly trading volume of the common stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are subject to manner of sale provisions and notice requirements and to the availability of current public information about Jore Corporation. Under Rule 144(k), a person who is not deemed to have been an affiliate of Jore Corporation at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144.



    Under Rule 701, employees, officers or directors of or consultants to Jore Corporation who purchased or were awarded shares or options to purchase shares pursuant to a written compensatory plan or contract are entitled to sell such shares 90 days after the effective date of this offering, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.



    We intend to file a registration statement on Form S-8 under the Securities Act covering approximately 1.3 million shares of our common stock reserved for issuance under our stock plan and 311,064 shares of common stock reserved for issuance under fully vested options granted to certain members of Manufacturers' Sales Associates, including 155,532 granted to William Steele, a director. Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered on Form S-8 will be available for sale in the public market immediately upon effectiveness of such registration statement, subject to lock-up and Rule 144 volume limitations applicable to affiliates, and except to the extent that such shares are subject to vesting restrictions. As of August 15, 1999, options to purchase 913,628 shares were issued and outstanding under our stock plan. See "Management--Employee Benefit Plans."

                                  UNDERWRITING


    The underwriters named below, acting through their representatives, D.A. Davidson & Co., Janney Montgomery Scott Inc. and First Security Van Kasper (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from Jore Corporation and the selling shareholder the number of shares of common stock set forth opposite the Representatives' names below. The underwriters are committed to purchase and pay for all such shares if any are purchased, subject to certain conditions precedent.


                                                                                       NUMBER OF
UNDERWRITER                                                                             SHARES
-------------------------------------------------------------------------------  ---------------------
D.A. Davidson & Co.............................................................
Janney Montgomery Scott Inc....................................................
First Security Van Kasper......................................................

Total..........................................................................

    The Representatives have advised us and the selling shareholder that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at such price, less a concession of not in excess of
$      per share, of which $      may be reallowed to other dealers. After the
offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the proceeds that will be received by the selling shareholder and us as set forth on the cover page of the prospectus. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


    We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 600,000 additional shares of common stock to cover over-allotments, if any, at the same price per share to be paid by the underwriters for the other shares of common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the table above bears to the 4,000,000 shares of common stock offered hereby. If purchased, the underwriters will sell such additional shares on the same terms as those on which the 4,000,000 shares are being sold.



    The underwriters will receive an underwriting discount of $   per share, or
an aggregate of $          if the over-allotment option is exercised, on shares
of common stock purchased from the selling shareholder and us in this offering. In addition, we will pay estimated offering expenses of approximately $1.0 million, including $25,000 payable to Janney Montgomery Scott Inc. as a non-accountable expense allowance.



    The underwriting agreement contains covenants of indemnity among the underwriters, Jore Corporation and the selling shareholder against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.



    Our shareholders and option holders, including all officers and directors, have agreed, for a lock-up period of 180 days after the effective date of the registration statement of which this prospectus constitutes a part, not to offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any option right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock, owned as of the date of this prospectus or thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of D.A. Davidson & Co. However, D.A. Davidson & Co. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. There are no agreements between the Representatives and any of our shareholders providing consent by the Representatives to the sale of shares prior to the expiration of the lock-up period. In addition, we have agreed that, during the lock-up period, we will not, subject to certain exceptions, issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of common stock upon the exercise or conversion of outstanding options or warrants, and our issuance of options and shares issuable upon exercise of options under our stock plan without the prior written consent of the Representatives.


    The Representatives have advised us that pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions and the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of preventing or retarding a decline in the market price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The Representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


    From April through August 1999, seven affiliates of D.A. Davidson & Co. loaned Jore Corporation an aggregate of $6.0 million under promissory notes due five calendar days following the completion of this offering. The notes bear interest at an annual rate of 6.5%. In connection with this financing, we issued warrants to purchase an aggregate of 231,934 shares of common stock with an exercise price of $9.10 to these affiliates of D.A. Davidson. These warrants will be restricted from sale, transfer, pledge, assignment or hypothecation for a period of one year from the effective date of this offering except to officers or partners (but not directors) of D.A. Davidson & Co. and to the other underwriters and their officers and directors. We have paid D.A. Davidson & Co. $206,000 in fees in connection with its placement of $8.25 million in principal amount of our subordinated promissory notes and warrants to purchase 330,000 shares of our common stock between April and August 1999.


    Prior to this offering, there was no public market for the common stock. The initial public offering price for the common stock will be determined by negotiation among us, the Selling Shareholder and the underwriters. Among other factors to be considered in determining the initial public offering price are prevailing market and economic conditions, our revenues and earnings, the state of our business operations, an assessment of our management and consideration of the above factors in relation to market valuation of companies in related businesses and other factors deemed relevant. There can be no assurance, however, that the prices at which the common stock will sell in the public market after this offering will be equal to or greater than the initial public offering price.

                                 LEGAL MATTERS


    The validity of the common stock offered hereby and other legal matters associated with the offering, except for matters relating to Montana law, will be passed upon for Jore Corporation and the selling shareholder by Van Valkenberg Furber Law Group P.L.L.C., Seattle, Washington. Legal matters with respect to Montana law will be passed upon for Jore Corporation by Boone, Karlberg & Haddon P.C., Missoula, Montana. Legal matters in connection with this offering will be passed upon for the underwriters by Stoel Rives LLP, Seattle, Washington.


                                    EXPERTS

    The financial statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS


    In January 1999, we retained Deloitte & Touche LLP as our independent accountants and replaced Galusha, Higgins & Galusha, our former accountants. Galusha, Higgins & Galusha resigned as our auditor in December, 1998 because the firm was not qualified to practice before the Commission. The decision to change independent accountants was ratified by our Board of Directors. During the periods where Galusha, Higgins & Galusha served as our independent auditors, there were no disagreements with Galusha, Higgins & Galusha regarding any matters with respect to accounting principles or practices, financial statement disclosure or audit scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountants, would have caused Galusha, Higgins & Galusha to make reference to the subject matter of the disagreement in connection with its report. The former accountants' reports for the years audited by them are not a part of our financial statements included in this prospectus. Such reports did not contain an adverse opinion or disclaimer of opinion or qualifications or modifications as to uncertainty, audit scope or accounting principles. Prior to retaining Deloitte & Touche LLP, we had not consulted with Deloitte & Touche LLP regarding the application of accounting principles.


                             ADDITIONAL INFORMATION

    Jore Corporation has filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, omits certain information contained in the registration statement, together with exhibits and schedules, on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission. The registration statement, including the exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission also maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding registrants, including Jore Corporation, that file electronically with the Commission at http://www.sec.gov.


    We intend to furnish our shareholders with annual reports containing audited financial statements and an opinion thereon expressed by independent auditors and may furnish our shareholders with quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                                JORE CORPORATION
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                    CONTENTS



Independent Auditors' Report.........................................................        F-2

Consolidated Balance Sheets..........................................................        F-3

Consolidated Statements of Operations................................................        F-4

Consolidated Statements of Changes in Shareholders' Equity...........................        F-5

Consolidated Statements of Cash Flows................................................        F-6

Notes to Consolidated Financial Statements...........................................        F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Jore Corporation
Ronan, Montana

    We have audited the accompanying consolidated balance sheets of Jore Corporation and subsidiaries (the Company) as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Jore Corporation and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP



Seattle, Washington
May 12, 1999
(August 19, 1999 as to Note 11)

                                JORE CORPORATION


                          CONSOLIDATED BALANCE SHEETS



                                                              DECEMBER 31,                           PRO FORMA
                                                      ----------------------------    JUNE 30,       JUNE 30,
                                                          1997           1998           1999           1999
                                                      -------------  -------------  -------------  -------------
                                                                                     (UNAUDITED)    (UNAUDITED)
                                                     ASSETS
Current assets:
  Cash and cash equivalents.........................  $     113,471  $      34,736  $      46,929  $      46,929
  Accounts receivable, net of allowance for doubtful
    accounts of $10,987 and $-0-, respectively......      5,986,070     14,672,275      6,937,474      6,937,474
  Notes receivable..................................         29,136         53,576         25,000         25,000
  Shareholder notes receivable......................        272,895      1,350,788      1,516,598      1,516,598
  Notes receivable from affiliates..................         62,578         83,917             --             --
  Other receivables.................................        136,698         38,461         65,643         65,643
  Inventory.........................................      4,740,004      8,182,542     13,426,661     13,426,661
  Prepaid expenses and other assets.................         34,169        695,076        450,302        450,302
  Deferred income tax assets........................             --             --             --        245,000
                                                      -------------  -------------  -------------  -------------
      Total current assets..........................     11,375,021     25,111,371     22,468,607     22,713,607
Property, plant and equipment, net..................      6,080,632     19,815,544     31,726,932     31,726,932
Intangibles and other long-term assets, net.........        303,525      1,035,667      2,539,109      2,539,109
                                                      -------------  -------------  -------------  -------------
Total...............................................  $  17,759,178  $  45,962,582  $  56,734,648  $  56,979,648
                                                      -------------  -------------  -------------  -------------
                                                      -------------  -------------  -------------  -------------
                                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................  $   3,462,396  $   7,106,060  $   6,357,068  $   6,357,068
  Accrued expenses..................................      1,242,087      2,073,702      5,130,155      5,130,155
  Operating line of credit..........................      4,672,938     13,524,805     10,279,163     10,279,163
  Notes payable.....................................                                    6,064,077      6,064,077
  Other current liabilities.........................        150,000        125,026        560,881        560,881
  Shareholder note payable..........................             --        256,061        235,858      3,844,858
  Current portion of long-term debt.................      1,021,508      1,998,192      2,285,535      2,285,535
                                                      -------------  -------------  -------------  -------------
      Total current liabilities.....................     10,548,929     25,083,846     30,912,737     34,521,737
Long-term debt, net of current portion..............      4,689,437     14,589,346     18,326,210     18,326,210
Deferred income tax liabilities.....................             --             --             --      1,175,000
                                                      -------------  -------------  -------------  -------------
      Total liabilities.............................     15,238,366     39,673,192     49,238,947     54,022,947
Commitments and contingencies (Note 10)
Shareholders' equity:
  Preferred stock, no par value
    Authorized, 30,000,000 shares; issued and
      outstanding, -0- shares.......................             --             --             --
  Common stock, no par value
    Authorized, 100,000,000 shares; issued and
      outstanding, 9,342,564, 9,508,544 and
      9,522,800 shares, respectively................        736,392      1,694,931      1,951,593      3,230,249
  Deferred compensation--stock options..............             --         (4,868)        (4,543)        (4,543)
  Retained earnings.................................      1,784,420      4,599,327      5,548,651       (269,005)
                                                      -------------  -------------  -------------  -------------
      Total shareholders' equity....................      2,520,812      6,289,390      7,495,701      2,956,701
                                                      -------------  -------------  -------------  -------------
Total...............................................  $  17,759,178  $  45,962,582  $  56,734,648  $  56,979,648
                                                      -------------  -------------  -------------  -------------
                                                      -------------  -------------  -------------  -------------


                 See notes to consolidated financial statements

                                JORE CORPORATION


                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                         YEAR ENDED DECEMBER 31,             SIX MONTHS ENDED JUNE 30,
                                                ------------------------------------------  ----------------------------
                                                    1996          1997           1998           1998           1999
                                                ------------  -------------  -------------  -------------  -------------
                                                                                             (UNAUDITED)    (UNAUDITED)
Net revenues..................................  $  9,686,034  $  23,655,966  $  44,888,324  $  14,881,454  $  18,057,185
Cost of goods sold............................     8,416,594     17,098,184     31,167,724      9,821,195     12,744,521
                                                ------------  -------------  -------------  -------------  -------------
  Gross profit................................     1,269,440      6,557,782     13,720,600      5,060,259      5,312,664

Operating expenses:
  Product development.........................           792        150,691        495,235        104,200        225,267
  Sales and marketing.........................        31,517        619,520      2,508,818        710,749        758,823
  General and administrative..................     1,300,278      2,342,165      2,983,035      1,143,738      2,317,035
                                                ------------  -------------  -------------  -------------  -------------
      Total operating expense.................     1,332,587      3,112,376      5,987,088      1,958,687      3,301,125
                                                ------------  -------------  -------------  -------------  -------------

Income (loss) from operations.................       (63,147)     3,445,406      7,733,512      3,101,572      2,011,539

Other expense:
  Interest expense............................       484,436        792,932      1,358,328        519,595      1,047,505
  Other expense...............................        10,774        111,424        138,669         97,620          7,410
                                                ------------  -------------  -------------  -------------  -------------
      Net other expense.......................       495,210        904,356      1,496,997        617,215      1,054,915
                                                ------------  -------------  -------------  -------------  -------------

Net income (loss) before minority interest....      (558,357)     2,541,050      6,236,515      2,484,357        956,624
Minority interest.............................            --             --          3,519             --             --
                                                ------------  -------------  -------------  -------------  -------------
Net income (loss).............................  $   (558,357) $   2,541,050  $   6,240,034  $   2,484,357  $     956,624
                                                ------------  -------------  -------------  -------------  -------------
                                                ------------  -------------  -------------  -------------  -------------
Net income (loss) per common share:...........
  Basic.......................................  $      (0.06) $        0.27  $        0.66  $        0.26  $        0.10
  Diluted.....................................  $      (0.06) $        0.27  $        0.66  $        0.26  $        0.10
Shares used in calculation of net income
  (loss) per share:...........................
  Basic.......................................     9,022,987      9,357,801      9,412,497      9,392,274      9,522,798
  Diluted.....................................     9,022,987      9,357,801      9,435,777      9,392,274      9,695,505

Pro forma data (unaudited):
  Net income (loss)...........................  $   (558,357) $   2,541,050  $   6,240,034  $   2,484,357  $     956,625
  Pro forma provision (benefit) for income
    taxes.....................................      (199,314)       900,200      2,343,193        932,876        366,129
                                                ------------  -------------  -------------  -------------  -------------
  Pro forma net income (loss).................  $   (359,043) $   1,640,850  $   3,896,841  $   1,551,481  $     590,496
                                                ------------  -------------  -------------  -------------  -------------
                                                ------------  -------------  -------------  -------------  -------------

  Pro forma net income per common share:......
    Basic.....................................                               $        0.40                 $        0.06
                                                                             -------------                 -------------
    Diluted...................................                               $        0.40                 $        0.06
                                                                             -------------                 -------------

  Shares used in calculation of pro forma net
    income per share:.........................
    Basic.....................................                                   9,792,697                     9,883,698
                                                                             -------------                 -------------
                                                                             -------------                 -------------
    Diluted...................................                                   9,815,977                    10,056,405
                                                                             -------------                 -------------
                                                                             -------------                 -------------


                 See notes to consolidated financial statements

                                JORE CORPORATION


           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY



                                                 COMMON STOCK                          RETAINED
                                          --------------------------    DEFERRED       EARNINGS
                                             SHARES        AMOUNT     COMPENSATION     (DEFICIT)        TOTAL
                                          ------------  ------------  -------------  -------------  -------------
Balance, January 1, 1996................     8,640,680  $    439,392   $        --   $     323,630  $     763,022
  Common stock issued...................       701,884       147,000                                      147,000
  Shareholder distributions.............                                                  (202,240)      (202,240)
  Net loss..............................                                                  (558,357)      (558,357)
                                          ------------  ------------  -------------  -------------  -------------
Balance, December 31, 1996..............     9,342,564       586,392            --        (436,967)       149,425
  Common stock issued...................        47,957       150,000                                      150,000
  Shareholder distributions.............                                                  (319,663)      (319,663)
  Net income............................                                                 2,541,050      2,541,050
                                          ------------  ------------  -------------  -------------  -------------
Balance, December 31, 1997..............     9,390,521       736,392            --       1,784,420      2,520,812
  Common stock issued...................        63,587       757,000                                      757,000
  Common stock issued for land..........        54,436       195,048                                      195,048
  Shareholder distributions.............                                                (3,425,127)    (3,425,127)
  Deferred compensation--stock
    options.............................                       6,491        (6,491)                            --
  Noncash compensation--stock options...                                     1,623                          1,623
  Net income............................                                                 6,240,034      6,240,034
                                          ------------  ------------  -------------  -------------  -------------
Balance, December 31, 1998..............     9,508,544     1,694,931        (4,868)      4,599,327      6,289,390
  Common stock issued for land..........        14,256        82,302                                       82,302
  Common stock warrants.................                     174,360                                      174,360
  Noncash compensation--stock options...                                       325                            325
  Shareholder distributions.............                                                    (7,300)        (7,300)
  Net income............................                                                   956,624        956,624
                                          ------------  ------------  -------------  -------------  -------------
Balance, June 30, 1999
  (unaudited)...........................     9,522,800  $  1,951,593   $    (4,543)  $   5,548,651  $   7,495,701
                                          ------------  ------------  -------------  -------------  -------------
                                          ------------  ------------  -------------  -------------  -------------


                 See notes to consolidated financial statements

                                JORE CORPORATION


                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                           YEAR ENDED DECEMBER 31,                 SIX MONTHS ENDED
                                                  -----------------------------------------            JUNE 30,
                                                     1996          1997           1998       ----------------------------
                                                  -----------  -------------  -------------      1998           1999
                                                                                             -------------  -------------
                                                                                              (UNAUDITED)    (UNAUDITED)
Operating activities:
  Net income (loss).............................  $  (558,357) $   2,541,050  $   6,240,034  $   2,484,357  $     956,625
  Adjustments to reconcile net income (loss) to
    net cash provided (used) by operating
    activities:
    Depreciation................................      423,359        677,171        973,762        329,994        857,876
    Amortization................................      (19,834)        34,829        155,485        111,673         23,155
    Compensation expense--stock options.........           --             --          1,623             --            325
    Bad debt expense............................           --         17,008             --             --             --
    Provision for inventory obsolescence........       27,000        383,802         24,552             --             --
    Loss on disposal of fixed assets............        6,597        100,838          1,244             --             --
    Cash provided (used) by changes in operating
      assets and liabilities:
      Accounts receivable.......................   (1,005,553)    (4,254,543)    (8,686,205)     1,633,577      7,734,801
      Other receivables.........................        9,728       (138,570)        98,237        106,488        (27,182)
      Inventory.................................   (1,895,620)    (2,150,004)    (3,467,090)    (3,443,273)    (5,244,119)
      Prepaid expenses and other current
        assets..................................      (34,690)         4,045       (660,907)      (118,646)       244,774
      Intangibles and other long-term assets....     (116,831)      (133,314)      (862,686)    (2,521,406)    (1,526,597)
      Accounts payable..........................    1,715,238        204,181      3,643,664        747,325       (748,991)
      Accrued expenses..........................      311,491        734,062        831,615        102,069      3,056,453
      Other current liabilities.................      102,383         47,617        (24,974)      (131,947)        74,536
                                                  -----------  -------------  -------------  -------------  -------------
        Net cash used by operating activities...   (1,035,089)    (1,931,828)    (1,731,646)      (699,789)     5,401,656
Investing activities:
  Purchase of property and equipment............   (1,610,877)    (2,693,302)   (15,216,599)    (3,580,313)   (12,686,962)
  Proceeds from sale of fixed assets............        7,343         30,669        701,729         (2,940)            --
  Advances on notes receivable..................     (208,990)       (93,003)    (1,429,165)      (213,982)       (34,697)
  Payments on notes receivable..................       47,615        113,420        305,493             --             --
  Payment of patent costs.......................       (2,781)       (19,279)       (24,941)            --             --
                                                  -----------  -------------  -------------  -------------  -------------
        Net cash used by investing activities...   (1,767,690)    (2,661,495)   (15,663,483)    (3,797,235)   (12,721,659)
Financing activities:
  Proceeds from long-term debt..................    4,551,319      1,862,508     17,149,307      8,623,826      5,062,149
  Payments on long-term debt....................   (1,882,550)      (587,085)    (6,016,653)    (4,682,763)    (1,037,942)
  Proceeds from operating line, net.............      194,554      3,578,751      8,851,867      2,225,744     (3,245,642)
  Capital contributions.........................      147,000        150,000        757,000                            --
  Shareholder distributions.....................     (202,240)      (319,663)    (3,425,127)    (1,658,032)        (7,300)
  Proceeds from short-term debt.................                                                   150,000      6,560,930
                                                  -----------  -------------  -------------  -------------  -------------
        Net cash provided by financing
          activities............................    2,808,083      4,684,511     17,316,394      4,658,775      7,332,195
                                                  -----------  -------------  -------------  -------------  -------------
Net increase (decrease) in cash and cash
  equivalents...................................        5,304         91,188        (78,735)       161,751         12,192
Cash and cash equivalents:
  Beginning of period...........................       16,979         22,283        113,471        113,471         34,736
                                                  -----------  -------------  -------------  -------------  -------------
  End of period.................................  $    22,283  $     113,471  $      34,736  $     275,222  $      46,928
                                                  -----------  -------------  -------------  -------------  -------------
                                                  -----------  -------------  -------------  -------------  -------------
Supplemental disclosures
Cash paid:
  Interest paid.................................  $   485,790  $     782,245  $   1,368,383  $     592,602  $   1,047,505
Noncash financing and investing activities:
  Common stock issued for land..................  $        --  $          --  $     195,048  $          --  $      82,302
  Property contributed to JB Tool, LLC..........                                      3,519
  Warrants issued with debt.....................                                                                  174,360


                 See notes to consolidated financial statements

                                JORE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

NOTE 1: DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION AND REORGANIZATION

    DESCRIPTION OF BUSINESS: Jore Corporation (the Company or Jore) is a Montana corporation engaged in the design, manufacture and marketing of innovative power tool accessories and hand tools for the do-it-yourself and professional craftsman markets. The Company sells its products under private labels to the industry's largest power tool retailers and manufacturers.

    BASIS OF PRESENTATION AND REORGANIZATION: The Company intends to file a registration statement for an initial public offering (IPO) on Form S-1 with the Securities and Exchange Commission. In contemplation of the IPO, Jore and entities under common control have initiated or will initiate certain events. These entities included Montana American Manufacturing Corporation (MAMC) and Montana American Equipment, LLC (MAE).


    MAMC, a Montana corporation, was formed March 26, 1996, to be a producer of high volume component parts to Jore on a per piece price basis, as well as to operate and maintain certain of the Company's manufacturing equipment. MAMC was owned equally by six shareholders, which included shareholders of Jore and their immediate family members. On October 1, 1998, MAMC merged with Jore, and the former MAMC shareholders received 360,654 shares of Jore common stock. Because MAMC and Jore were under common control the merger was accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of MAMC have been consolidated at book value, and the historical financial statements for all periods presented have been prepared to give effect to the merger as if it had occurred on March 26, 1996 (inception of MAMC). Under this presentation, results are presented as consolidated, with all intercompany transactions and balances eliminated, and the total number of outstanding shares presented to reflect the combination.



    MAE, a Montana limited liability company, was formed September 9, 1996. MAE owned certain specialized equipment for the manufacture of component parts for which it received a usage fee calculated on a per piece price basis. On January 1, 1999, Jore acquired the assets of MAE, net of outstanding indebtedness, in exchange for 452,774 shares of Jore common stock. Because MAE and Jore were under common control the merger was accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of MAE have been consolidated at book value, and historical financial statements for all periods presented have been prepared to give effect to the combination, as if it had occurred on September 9, 1996 (inception of MAE). Under this presentation, results are presented as consolidated, with all intercompany transactions and balances eliminated, and the total number of outstanding shares is presented to reflect the combination.


NOTE 2: PRO FORMA INFORMATION (UNAUDITED)


    Upon completion of the IPO, the Company's S corporation status will terminate and it will become subject to federal and state income taxes. Additionally, upon completion of the IPO, the Company will distribute the earned, but undistributed, accumulated S corporation earnings (the "S Corporation Distribution") through the closing date of the IPO. Undistributed S corporation earnings through June 30, 1999 were approximately $3,609,000. The difference between the S Corporation Distribution and historical retained earnings consists primarily of temporary timing differences between book and tax income, prior year distributions in excess of accumulated adjustment account, effect of elimination entries and retained earnings of the subsidiaries.

                                JORE CORPORATION

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

NOTE 2: PRO FORMA INFORMATION (UNAUDITED) (CONTINUED)

    PRO FORMA CONSOLIDATED BALANCE SHEET: The pro forma unaudited consolidated balance sheet as of June 30, 1999 reflects the termination of the Company's S corporation status and the distribution of the S Corporation Distribution through the creation of a shareholder note payable which will be satisfied subsequent to the IPO. It also reflects the deferred income tax assets and liabilities that would have been recorded as of that date. A reduction in shareholders' equity is reflected as a result of the S Corporation Distribution.


    PRO FORMA CONSOLIDATED INCOME STATEMENTS DATA: The unaudited pro forma results of operations information includes a pro forma income tax benefit (provision) for each of the three years ended December 31, 1996, 1997 and 1998, assuming effective tax rates of (35.7%), 35.43% and 37.56%, respectively, (see
Note 8), comparable to what would have been reported had the Company operated as a C Corporation.

    The Company has adopted the provisions of SFAS No. 128, EARNINGS PER SHARE, for purposes of presenting pro forma basic and diluted net income per common share. The following table reconciles the historical weighted average shares outstanding to the pro forma weighted average shares outstanding:


                                                                                           BASIC       DILUTED
                                                                                         ----------  ------------
Historical weighted average shares outstanding.........................................   9,522,642     9,695,505
Effect of dilutive shares - number of shares required to pay S Corporation
  Distribution, estimated to be $3,609,000 at $10.00 per share.........................     360,900       360,900
                                                                                         ----------  ------------
Pro forma weighted average shares outstanding..........................................   9,883,542    10,056,405
                                                                                         ----------  ------------


NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION: The financial statements include the accounts of Jore Corporation and its subsidiaries which include MAMC, MAE, and JB Tool, LLC (JB Tool). Intercompany transactions and balances have been eliminated. The allocation of JB Tool's net loss to the minority interest has been limited to the amount of minority interest capital.

    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

    CASH AND CASH EQUIVALENTS: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company has a cash management system under which a cash overdraft exists for uncleared checks. Uncleared checks of $334,326 and $1,180,162 are included in accounts payable at December 31, 1997 and 1998, respectively.

    INVENTORIES: Inventories are stated at the lower of cost (first-in, first-out basis) or market. Inventory costs include material, labor and factory overhead. The Company provides for obsolete and

                                JORE CORPORATION

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) unsaleable inventories based on specific identification of inventory against current demand and recent usage.

    PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation for financial reporting purposes is computed using the straight-line method over the following useful lives for purchased assets, and over the shorter of the following useful lives or the lease term for leased assets:

Buildings........................................................    40 years
                                                                        10-15
Land improvements................................................       years
Plant, tooling, and packaging equipment..........................  5-10 years
Office equipment and furniture...................................   3-7 years
Vehicles.........................................................     5 years

    INTANGIBLES AND OTHER ASSETS: Patents and trademarks are amortized on a straight-line basis over their estimated useful lives of 17 years. Deferred financing costs incurred in connection with borrowings are capitalized and amortized to interest expense over the life of the related obligation.


    REVENUE RECOGNITION: Revenues from sales of product are generally recognized upon shipment.


    PRODUCT DEVELOPMENT: Product development expenses consist principally of personnel costs and material associated with the development of new products and changes to existing products, which are charged to operations as incurred.

    ADVERTISING AND PROMOTION: Costs associated with advertising and promoting products are expensed as incurred.

    STOCK-BASED COMPENSATION: As described in Note 5, the Company has elected to follow the accounting provisions of Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEE for stock-based compensation and to furnish the pro forma disclosures required under Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION.

    LONG-LIVED ASSETS: Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or whenever management has committed to a plan to dispose of the assets. Such assets are carried at the lower of book value or fair value. An asset is considered impaired when estimated future undiscounted cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not deemed recoverable, the asset is adjusted to its estimated fair value.

    NET INCOME (LOSS) PER COMMON SHARE: Basic net income (loss) per common share was calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income per common share was calculated by dividing net income by the weighted average number of shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common share equivalents had been issued. Both basic and diluted net income per share reflect the change in the capital structure discussed in Note 1.

                                JORE CORPORATION

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following table reconciles the number of shares utilized in the net income (loss) per share calculations:


                                                                   YEARS ENDED DECEMBER 31,          PERIOD
                                                              ----------------------------------      ENDED
                                                                 1996        1997        1998     JUNE 30, 1999
                                                              ----------  ----------  ----------  -------------
Number of shares:
  Common shares -- basic....................................   9,022,987   9,357,801   9,412,497      9,522,798
  Effect of dilutive securities -- stock options............          --          --      23,280        172,707
                                                              ----------  ----------  ----------  -------------
Common shares -- diluted....................................   9,022,987   9,357,801   9,435,777      9,695,505
                                                              ----------  ----------  ----------  -------------
                                                              ----------  ----------  ----------  -------------


    STOCK SPLIT: A 216.017-for-1 split of the Company's common stock was effected on May 12, 1999. All references in the financial statement to shares, share prices, per share amounts and stock plan have been adjusted retroactively for the 216.017-for-1 stock split.


    INTERIM FINANCIAL INFORMATION: The interim financial information as of June 30, 1999, and for the six-month periods ended June 30, 1998 and 1999, was prepared by the Company in a manner consistent with the audited consolidated financial statements and pursuant to the rules and regulations of the Securities and Exchange Commission. The unaudited information, in management's opinion, reflects all adjustments that are of a normal recurring nature and that are necessary to present fairly the results for the periods presented. The results of operations for the six-month period ended June 30, 1999 are not necessarily indicative of the results to be expected for the entire year.


    RECENT ACCOUNTING PRONOUNCEMENTS: Effective January 1, 1998, the Company adopted the provision of SFAS No. 130, REPORTING COMPREHENSIVE INCOME. SFAS No. 130 establishes the standards for reporting comprehensive income and its components in financial statements. Comprehensive income as defined includes all changes in equity during a period from nonowner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains/losses on available-for-sale securities. Reclassification of financial statements for earlier periods for comparative purposes is required upon adoption. Currently, there are no disclosure differences between reported net income and comprehensive income.

    Effective January 1, 1998, the Company adopted the provisions of SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. The statement requires, among other things, that the Company provide financial and descriptive information about its reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available and is regularly evaluated by the enterprise's chief operating decision-maker in deciding how to allocate resources and in assessing performance. Currently, the Company operates in only one reportable segment.

    In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedging instrument, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the

                                JORE CORPORATION

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, or the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after July 1, 2000. Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. The Company does not expect adoption of SFAS No. 133 to have a material effect on the financial statements.


    FINANCIAL INSTRUMENTS: Financial instruments consist of cash and cash equivalents, notes receivable and long-term debt. The carrying value of cash and cash equivalents and notes receivable approximates fair value because of the short-term maturity of those instruments. The fair value of long-term debt with variable interest rates approximates the carrying amount as the borrowings are at adjustable interest rates which reprice based on fluctuations in market conditions and the level of operating cash flow of the Company. The fair value of the Company's long-term debt with fixed interest rates was based on the estimated equivalent rate on the last business day of the fiscal year. As of December 31, 1998, the fair value and principal amount of the fixed rate long-term debt were $3,950,273 and $3,882,419, respectively.


    SIGNIFICANT CUSTOMERS: The Company's sales are concentrated among a few major customers. Sales to customers who individually accounted for 10% of total sales for each of the years ended December 31, and receivables from customers who individually accounted for 10% of total receivables at December 31, are as follows:



                                                                                          JUNE 30,
                                                          1996       1997       1998        1999
                                                        ---------  ---------  ---------  -----------
Sales to:
  Customer A..........................................                  31.9%      60.2%       40.5%
  Customer B..........................................       10.5%      21.5%      17.2%       36.0%
  Customer C..........................................       63.6%      25.6%      14.5%       10.9%
  Customer D..........................................                  17.0%
  Customer E..........................................       16.4%
                                                        ---------  ---------  ---------       -----
                                                             90.5%      96.0%      91.9%       87.4%
All other customers...................................        9.5%       4.0%       8.1%       12.6%
                                                        ---------  ---------  ---------       -----
                                                            100.0%     100.0%     100.0%      100.0%
                                                        ---------  ---------  ---------       -----
                                                        ---------  ---------  ---------       -----



                                                                                         JUNE 30,
                                                                    1997       1998        1999
                                                                  ---------  ---------  -----------
Receivables from:
  Customer A....................................................       82.5%      74.1%       43.3%
  Customer B....................................................       10.4%      11.2%       32.8%
                                                                  ---------  ---------
                                                                       92.9%      85.3%       76.1%
All other customers.............................................        7.1%      14.7%       23.9%
                                                                  ---------  ---------       -----
                                                                      100.0%     100.0%      100.0%
                                                                  ---------  ---------       -----
                                                                  ---------  ---------       -----

                                JORE CORPORATION

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Sales are made without collateral, and the Company's bad debts have been insignificant to date. No allowance for uncollectible receivables was recorded at December 31, 1998, and $10,987 was recorded at December 31, 1997.

NOTE 4: BALANCE SHEET COMPONENTS


                                                  DECEMBER 31,   DECEMBER 31,     JUNE 30,
                                                      1997           1998           1999
                                                  -------------  -------------  -------------
Inventory
    Component parts/raw materials...............  $   3,644,399  $   5,770,617  $   6,896,861
    Work in progress............................        519,664      1,257,704      3,308,032
    Finished goods..............................        570,599      1,043,179      2,693,360
    Supplies inventory..........................          5,342        111,042        528,408
                                                  -------------  -------------  -------------
                                                  $   4,740,004  $   8,182,542  $  13,426,661
                                                  -------------  -------------  -------------
                                                  -------------  -------------  -------------
Property, Plant and Equipment
    Buildings and leasehold improvements........  $   1,422,511  $   4,438,668  $   5,475,816
    Land and land improvements..................        189,721        595,329        889,853
    Plant, tooling, packaging equipment.........      4,751,812      9,763,618     12,295,004
    Office equipment and furniture..............        568,088      1,340,603      1,837,023
    Vehicles....................................        264,123        376,465        386,949
                                                  -------------  -------------  -------------
                                                      7,196,255     16,514,683     20,884,645
    Accumulated depreciation....................     (1,484,475)    (2,349,407)    (3,202,681)
                                                  -------------  -------------  -------------
                                                      5,711,780     14,165,276     17,681,964
    Construction in progress....................        326,841             --      2,030,446
    Machinery in progress.......................         42,011      5,650,268     12,014,522
                                                  -------------  -------------  -------------
                                                  $   6,080,632  $  19,815,544  $  31,726,932
                                                  -------------  -------------  -------------
                                                  -------------  -------------  -------------


NOTE 5: SHAREHOLDERS' EQUITY

    AUTHORIZED SHARES: At incorporation, the Company was authorized to issue 50,000 (prior to stock split discussed below) shares of stock with no par value. The Articles of Incorporation prior to the amendment discussed below limited the Company to one class of stock, designated as common stock.

    On May 11, 1999, the Articles of Incorporation were amended to increase the authorized number of shares of the Company's common stock to 100,000,000 shares of no par value common stock and to authorize 30,000,000 shares of no par value preferred stock.

                                JORE CORPORATION

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

NOTE 5: SHAREHOLDERS' EQUITY (CONTINUED)

    On May 12, 1999 the Company effected a 216.017-for-1 split of the Company's common stock. All references in the financial statements to shares, share prices, per share amounts and stock plans have been adjusted retroactively to reflect the stock split.

    STOCK TRANSACTIONS: On October 1, 1998, the Company exchanged 54,436 shares of common stock to acquire 40 acres of property with a fair market value of $195,048. In conjunction with the purchase of property, Jore entered into a stock put option agreement, under which Jore granted the seller the right and option to require Jore to purchase all, but not less than all, of the shares for $240,000 or $4.42 per share. The right is exercisable only on a date which is after September 30, 2001 and before November 1, 2001.

    1997 STOCK PLAN: On September 15, 1997, the Board of Directors approved the implementation of the 1997 Stock Plan (the Plan). The Plan provides employees an opportunity to purchase shares of stock pursuant to options which may qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the Code), and employees, outside directors, and consultants of the Company an opportunity to purchase shares of stock pursuant to options which are not described in Section 422 of the Code (nonqualified stock options). The Plan also provides for the direct award or sale of shares to employees, outside directors, and consultants of the Company. Options granted under the Plan expire ten years from the date of grant and typically vest over a period of four years such that 20% vest immediately and 20% after each additional year of continuous service. Not more than 972,077 shares of stock shall be available for the grant of options or the issuance of stock under the Plan.

    Activity and price information regarding the options are summarized as follows:

                                                                              WEIGHTED AVERAGE
                                                                    OPTIONS    EXERCISE PRICE
                                                                   ---------  -----------------
Outstanding, January 1, 1996.....................................         --      $      --
  Granted........................................................         --             --
                                                                   ---------
Outstanding, December 31, 1996...................................         --             --
  Granted........................................................         --             --
                                                                   ---------
Outstanding, December 31, 1997...................................         --             --
  Granted........................................................    422,312           4.42
                                                                   ---------
Outstanding, December 31, 1998...................................    422,312           4.42
                                                                   ---------
                                                                   ---------
Options exercisable, December 31, 1998...........................     84,462           4.42
                                                                   ---------
                                                                   ---------

                                JORE CORPORATION

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

NOTE 5: SHAREHOLDERS' EQUITY (CONTINUED)
    Information regarding stock option grants during the year ended December 31, 1998 is summarized as follows:

                                                                                WEIGHTED AVERAGE   WEIGHTED AVERAGE
                                                                      SHARES     EXERCISE PRICE       FAIR VALUE
                                                                     ---------  -----------------  -----------------
Exercise price exceeds market price................................    422,312      $    4.42          $    0.14
Exercise price equals market price.................................         --             --                 --
Exercise price is less than market price...........................         --             --                 --

    The Company has elected to follow the measurement provisions of APB Opinion No. 25, under which no recognition of expense is required in accounting for stock options granted to employees for which the exercise price equals or exceeds the fair market value of the stock at the grant date. All options granted as of December 31, 1998 have been granted at an option price greater than fair market value on the date of grant. Accordingly, the Company has recognized no compensation expense for employees during the years ended December 31, 1996, 1997 and 1998. The Company did record compensation expense of $1,623 for options granted to nonemployees for the year ended December 31, 1998.

    To estimate compensation expense that would be recognized under SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company uses the modified Black-Scholes option pricing model with the following weighted average assumptions for options granted through December 31, 1998: risk-free interest rate of 4.2%; expected dividend yield of -0-%; no volatility; and an expected life of six years.

    Had compensation expense for the Plan been determined based on fair value at the grant dates for awards under the Plan consistent with SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company's net income (loss) for the years ended December 31, 1996, 1997 and 1998 would have been adjusted to the following pro forma amounts:

                                                                              1996          1997          1998
                                                                           -----------  ------------  ------------
Net income (loss) as reported............................................  $  (558,357) $  2,541,050  $  6,240,034
Net income (loss), pro forma.............................................     (558,357)    2,541,050     6,227,237
Basic net income (loss) per common share, pro forma......................  $     (0.06) $       0.27  $       0.66
Diluted net income (loss) per common share, pro forma....................  $     (0.06) $       0.27  $       0.65

    Additional information regarding options outstanding as of December 31, 1998, is as follows:

                               OPTIONS OUTSTANDING
             -------------------------------------------------------       OPTIONS EXERCISABLE
                             WEIGHTED AVERAGE                         ------------------------------
 EXERCISE      NUMBER      REMAINING CONTRACTUAL   WEIGHTED AVERAGE     NUMBER     WEIGHTED AVERAGE
   PRICE     OUTSTANDING        LIFE (YRS.)         EXERCISE PRICE    EXERCISABLE   EXERCISE PRICE
-----------  -----------  -----------------------  -----------------  -----------  -----------------
 $    4.42      422,312               9.75             $    4.42          84,462       $    4.42

NOTE 6: LINES OF CREDIT

    REVOLVING LINES OF CREDIT: The Company has an accounts receivable revolving line of credit with Coast Business Credit (CBC) with a maximum borrowing limit of $25,000,000 including the amounts

                                JORE CORPORATION

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

NOTE 6: LINES OF CREDIT (CONTINUED)
advanced on the inventory, equipment and term loan lines. Advances on the line are limited to 85% of eligible accounts receivable. The majority of trade accounts receivable is, therefore, assigned as product is shipped. Interest on the revolving credit line advances is at the prime rate plus 1%, but no less than 9% (currently 9%). The term of the agreement is through January 2003, and the agreement contains personal guarantees by certain Company shareholders. Outstanding advances on the line at December 31, 1997 and 1998 were $4,672,438 and $10,024,805, respectively. This line is secured by receivables, inventory, equipment, patents and general intangibles.

    During February 1998, the Company entered into an agreement with CBC for an inventory revolving line of credit with a maximum borrowing limit of $4,500,000, which includes a letter of credit sub-line of $500,000. Advances on the line are limited to 65% of eligible inventory. Interest on the revolving credit line advances is at the prime rate plus 1%, but no less than 9% (currently 9%). The term of the agreement is through January 2003, and the agreement contains personal guarantees by certain Company shareholders. Outstanding advances on the line at December 31, 1998 were $3,500,000. This line is secured by inventory, receivables, equipment, patents and general intangibles.

    SHORT-TERM NOTE: During August 1998, the Company entered into an agreement with a software company to purchase software and support on an installment basis. The total amount of the agreement was for $250,053 to be repaid in 12 monthly installments of $20,838, with no stated interest rate. The outstanding balance at December 31, 1998 was $125,026.

                                JORE CORPORATION

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

NOTE 7: LONG-TERM OBLIGATIONS

    The Company has entered into numerous long-term borrowings primarily to finance the purchase of manufacturing equipment. Unless otherwise noted, the following long-term obligations require monthly principal and interest payments, and are secured by underlying equipment.

                                                                                      DECEMBER 31,  DECEMBER 31,
                                                                                          1997          1998
                                                                                      ------------  -------------
NOTES PAYABLE
Due January 2003, interest at the highest yield for U.S. Treasury notes (8.31% at
  December 31, 1998). Secured by equipment, receivables, inventory and general
  intangibles.......................................................................   $       --   $   5,691,717
Due January 2003, interest at prime plus 1% (8.75% at December 31, 1998). Secured by
  equipment, receivables, inventory and general intangibles.........................           --         741,843
Due March 2011, interest at 10%.....................................................    3,546,796              --
Due March 2005, interest at 8.85%...................................................      469,787         771,912
Due August 2001, interest at 10%....................................................           --       1,008,372
Due October 2004, interest at 8.97%.................................................           --         726,981
Due October 2004, interest at 8.97%.................................................           --         969,307
Due December 2004, interest at 8.97%................................................           --       2,050,265
Due December 2004, interest at 8.97%................................................           --         582,606
Due January 2006, interest at 8.20%.................................................           --         496,450
Due August 2005, interest at 9.5%...................................................           --         844,971
Due June 2004, interest at 8.50%....................................................           --         615,840
Due June 2004, interest at 8.85%....................................................           --         682,502
Due October 2005, interest at 8.50%.................................................           --         823,842
Due April 2002, interest at 10%.....................................................      583,369              --
Due March 1999, interest at 10%.....................................................      438,012              --
Due January 2003, interest at prime plus 2% (9.75% at 12/31/98).....................      125,469         106,983
Various notes payable due November 1999 through November 2005, interest rates from
  7.99% to 11.89%...................................................................      386,298         210,864
                                                                                      ------------  -------------
  Total notes payable...............................................................    5,549,731      16,324,455

CAPITAL LEASE OBLIGATIONS
Due November 2003, interest at 10.52%...............................................           --         123,420
Various capital lease obligations due July 2001 through November 2003, interest
  rates from 6.9% ot 29.7%..........................................................      161,214         139,663
                                                                                      ------------  -------------
Total lease obligations.............................................................      161,214         263,083
                                                                                      ------------  -------------
  Total long-term obligations.......................................................    5,710,945      16,587,538
  Less current portion..............................................................    1,021,508       1,998,192
                                                                                      ------------  -------------
                                                                                       $4,689,437   $  14,589,346
                                                                                      ------------  -------------
                                                                                      ------------  -------------

                                JORE CORPORATION

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

NOTE 7: LONG-TERM OBLIGATIONS (CONTINUED)
    As of December 31, 1998, future maturities of long-term obligations are as follows:

                                                                               OBLIGATIONS
                                                                              UNDER CAPITAL
                                                              NOTES PAYABLE       LEASES
                                                              -------------  ----------------
1999........................................................  $   1,947,012    $     89,978
2000........................................................      2,056,213          90,082
2001........................................................      3,146,277          87,512
2002........................................................      2,285,068          61,650
2003........................................................      2,388,252          40,200
Thereafter..................................................      4,501,633              --
                                                              -------------  ----------------
                                                                 16,324,455         369,422
Less amounts representing interest..........................             --        (106,339)
                                                              -------------  ----------------
                                                              $  16,324,455    $    263,083
                                                              -------------  ----------------
                                                              -------------  ----------------

NOTE 8: PRO FORMA INCOME TAXES (UNAUDITED)

    The Company has elected to be an S corporation under the Code, and therefore, its taxable income is reported on the shareholders' individual income tax returns. The Company's consolidated subsidiaries are also S corporations or limited liability companies. As a result, no federal or state income taxes are imposed on the Company or its subsidiaries.

    As discussed in Note 2 and in connection with the IPO (see Note 1), the Company's S corporation status will terminate and it will become subject to federal and state income taxes applicable to C corporations (corporations subject to income taxes under Subchapter C of the Code). The accompanying consolidated statements of income reflect a pro forma provision (benefit) for all periods for federal and state taxes (as if the consolidated group had been subject to tax as a C corporation) at effective tax rates of (35.70%), 35.43%, and 37.56% for 1996, 1997, and 1998, respectively.

    The difference between the effective rate and the combined federal and state statutory rate of 38.46% is as follows:

                                                               1996       1997       1998
                                                             ---------  ---------  ---------
Statutory tax rate.........................................     (38.46)%     38.46%     38.46%
Indian employment credit...................................      (1.93)%     (1.00)%     (1.18)%
Research & experimentation credit..........................       0.00%     (2.25)%      0.00%
Meals & entertainment......................................       0.32%      0.21%      0.20%
Other......................................................       4.37%       .01%       .08%
                                                             ---------  ---------  ---------
Effective rate.............................................     (35.70)%     35.43%     37.56%
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------

    Because the Company plant is situated on a Native American Indian reservation, the Company is entitled to certain tax benefits. Fixed assets are being depreciated under accelerated tax depreciation lives for property situated on Native American Indian reservations. In addition, the Company is receiving the Indian employment tax credit for qualifying wages paid to tribal members and spouses of tribal members.

                                JORE CORPORATION

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

NOTE 8: PRO FORMA INCOME TAXES (UNAUDITED) (CONTINUED)
    Upon termination of the S corporation status, and based upon management's determination that it is more likely than not that deferred tax assets will be realized, the Company will record increases in net deferred tax assets and liabilities and an accompanying one-time tax expense to reflect the differences between the financial statement and income tax bases of the assets and liabilities at C corporation rates.


    If the S corporation status had been terminated on June 30, 1999, deferred tax liabilities for each temporary difference would have been increased to the following amounts:


    Deferred tax liabilities:


Basis differential in property, plant and equipment.............  $(1,175,000)
                                                                  ----------
Total deferred tax liabilities..................................  $(1,175,000)
                                                                  ----------
                                                                  ----------


    Deferred tax assets:


Inventory obsolescence reserve....................................  $ 158,000
Accrued vacation and wages........................................     74,000
Deferred compensation.............................................     11,000
Allowance for bad debt............................................      2,000
                                                                    ---------
Total deferred tax assets.........................................  $ 245,000
                                                                    ---------
                                                                    ---------


NOTE 9: RELATED PARTY TRANSACTIONS

    Jore Land, LLC (Jore Land), is owned by the Company's majority shareholder and owns certain real property leased by the Company under an agreement that expires on September 30, 2003, with an option to renew for an additional five year term. The lease is being accounted for as a financing lease. Amounts paid under this lease during the years ended December 31, 1996, 1997 and 1998 were $4,000, $32,000, and $84,000, respectively. Jore Corporation holds an option to acquire this property at fair market value. The option expires on February 1, 2009. During the construction period, certain construction bills were paid by the Company on behalf of Jore Land for which the Company will be reimbursed. Total advances made to Jore Land during the years ended December 31, 1996, 1997, and 1998 were $-0-, $94,586, and $170,799, respectively.

    At December 31, 1997 and 1998, Jore Land owed the Company the net amounts of $17,578 and $34,102, respectively.

    Periodically, the Company's employees perform work for Jore Land in administrative and technical areas, such as engineering and accounting. Charges for these types of services by the Company for the years ended December 31, 1996, 1997 and 1998 were $-0-, $4,843, and $10,151, respectively.

    Shareholder notes receivable are all demand notes with interest at the applicable federal rate as published by the U.S. Treasury Department.

                                JORE CORPORATION

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

NOTE 9: RELATED PARTY TRANSACTIONS (CONTINUED)

    Beginning January 1, 1998, the Company's sales affiliate, Manufacturers Specialty Marketing, Inc. (MSM), received a commission on Company sales which amounted to $1,785,913 during the year ended December 31, 1998. Of this amount, $225,279 was payable at year end. Beginning January 1, 1999, certain Company sales will be made through Manufacturers' Sales Associates, LLC (MSA). It is currently contemplated that MSA will receive a commission on certain Company sales. The agreement terminates upon notice by either party at least 60 days in advance of the intended termination date. MSM and MSA are partially-owned by two non-employee directors of Jore.

    At December 31, 1997, the Company held a short-term, non interest-bearing note receivable from MSA of $45,000 representing advances made to MSA for funding start-up costs.

    Printing Press, Incorporated (PPI), a Company partially owned by a non-employee director and shareholder of the Company, provides packaging services to the Company. Total purchases from PPI during the years ended December 31, 1996, 1997 and 1998 were $526,131, $1,360,286, and $2,003,062, respectively. Related accounts payable balances at December 31, 1997 and 1998 were $75,340 and $495,686, respectively.

NOTE 10: CONTINGENCIES AND COMMITMENTS

    OPERATING LEASES: The Company has noncancellable operating leases for various property and equipment. These leases expire at various times over the next five years. A material portion of the leases are for manufacturing equipment. The agreements pertaining to the manufacturing equipment are five year leases with two one-year renewal options.

    Rent expense for each of the years ended December 31, 1996, 1997, and 1998, totaled $22,276, $69,036, and $301,181, respectively. Future minimum lease payments required under operating leases are as follows:

Years ending December 31,
------------------------------------------------------------------
  1999............................................................  $ 612,578
  2000............................................................  $ 609,890
  2001............................................................  $ 609,890
  2002............................................................  $ 609,890
  2003............................................................  $ 463,494
  Thereafter......................................................  $ 136,668

    ASSIGNMENT/LICENSE AGREEMENTS: In 1997, the Company entered into an agreement with a third party for the assignment of the entire right, title and interest in the invention of an improvement in a high torque handle. The Company pays a fee equivalent to 3% of the sum of manufacturing costs and the Company's margin related to this handle. This agreement continues until the expiration of any valid patent obtained by the Company for this invention or, if no patent is issued covering the invention, the term shall continue for a period of ten years from the date of the agreement. Expense for the years ended December 31, 1997 and 1998 was $9,617 and $11,030, respectively.

                                JORE CORPORATION

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

NOTE 10: CONTINGENCIES AND COMMITMENTS (CONTINUED)
    In January 1998, the Company entered into an agreement with a third party for its interest in one invention. The Company pays the party a fee based on the manufacturing cost and the Company's margin related to this invention. Expense for the year ended December 31, 1998 was $74,563.

    PRODUCT WARRANTY ISSUES: In the past, the Company has experienced minimal returns of its manufactured products. Therefore, the financial statements do not include a product warranty reserve at December 31, 1997 or 1998.

    LITIGATION: The Company is, from time to time, a party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business. The Company and its legal counsel believe the disposition of these matters will not have a material adverse effect on the financial position of the Company.

    DEBT GUARANTEE: The Company is currently a guarantor of certain debt of Jore Land, a related party, in the amount of approximately $1,295,000 at December 31, 1998.


NOTE 11: SUBSEQUENT EVENTS



    On April 28, 1999, the Company signed an agreement with The Stanley Works that grants the exclusive license to their nationally known brand name for all power tool accessories for a contracted royalty rate. The Company is the licensee and will pay a royalty to the licensor, Stanley, based on sales.



    In May 1999, the Company entered into a strategic alliance agreement with a manufacturer of proprietary equipment. The manufacturer has agreed to produce and sell the Company this equipment for five years on an exclusive basis provided it purchases approximately $5,250,000 in equipment each year. In addition to the minimum purchases, the Company must pay an additional $1,000,000 of which $400,000 is payable during the first year and $200,000 in each subsequent year. In exchange for the these payments, the Company will receive exclusive access to the equipment and its proprietary design for the five year period. This equipment is being financed through capital leases under an existing master lease agreement. Equipment under construction and related borrowings are included in the Company's consolidated balance sheet during the construction period.



    On February 1, 1999, the Company acquired an option to purchase approximately 40 acres of land and the attached construction improvements at fair market value from Jore Land, LLC, a related party. On June 28, 1999, the Company exercised the option to purchase existing leased land, facilities, and facilities under construction for approximately $2.8 million. Existing land and facilities are utilized in the Company's current operations.


    SUBSEQUENT DEBT: The Company entered into the following debt agreements subsequent to year end:


    On January 29, 1999, the Company closed a credit line for the purchase of equipment with KeyCorp Leasing, A Division of Key Corporate Capital Inc. in the amount of $15,000,000. Interest is based on the seven-year Treasury Index plus 4.76%.



    On April 7, 1999, the Company closed a loan for $2,000,000 from D.A. Davidson & Co., who are the managing underwriters of the Company's IPO. The rate is 6.5% plus warrants to purchase 71,943 shares of common stock at an exercise price of $9.10 per share. The maturity date of the debt is the

                                JORE CORPORATION

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998


NOTE 11: SUBSEQUENT EVENTS (CONTINUED)


earlier of January 1, 2000, or five calendar days following the closing of an IPO. The warrants expire three years from the date of grant. No amount will be allocated to the warrants as they were granted at an exercise price substantially greater than the estimated fair market value of the Company's common stock.



    From June 4 to June 11, 1999, the Company closed short-term loans with various unrelated parties for a total of $4,045,000. Rates range from 6.5% to 7.0% plus warrants to purchase 201,800 shares of the Company's common stock at $9.10 per share. $3,745,000 is payable on the earlier of December 1, 1999 or five days after the closing of an IPO and $50,000 is payable on the earlier of April 30, 2002 or five days after the closing of an IPO. The remaining $250,000 is payable on December 1, 1999. The warrants expire three years from the date of grant, and have an estimated fair value of $174,600. The proceeds of the debt will be allocated between the debt and the warrants based on the relative fair value of the two securities on the date of issuance. The portion allocated to the warrants will be accreted to interest expense over the term of the debt agreement.



    On June 7, 1999, the Company closed a short-term uncollateralized note with First Security Bank for $500,000. The note is due either at the closing of a long term facility with First Security Bank or October 1999, whichever is earlier.



    From July 14 to Aug. 9, 1999, the Company closed short-term loans with various unrelated parties for a total of $7,390,000. Rates range from 6.5% to 7% plus warrants to purchase 325,600 shares of the Company's common stock at $9.10 to $10.00 per share. $6,890,000 is payable on the earlier of January 1, 2000 or five days after the closing of an IPO and $500,000 is payable on the earlier of July 13, 2000 or five days after the closing of an IPO. The warrants expire three years from the date of grant, and have an estimated fair value of $272,198. The proceeds of the debt will be allocated between the debt and the warrants based on the relative fair value of the two securities on the date of issuance. The portion allocated to the warrants will be accreted to interest expense over the term of the debt agreement.



    On August 19, 1999, the Company closed a new financing facility with First Security Bank. The total facility has a maximum borrowing limit of $25 million dollars. The term of the agreement is through August 2001. Interest on the line is prime plus 1%, or, at the Company's option, it may elect LIBOR plus 3% for limited principal portions. Advances on the line are limited to 85% of eligible accounts receivable and 65% of eligible inventory. Approximately $8 million of the line will be used for short term real estate financing.


SUBSEQUENT EQUITY TRANSACTIONS:


    On January 1, 1999 the Company issued 14,256 shares of stock in exchange for land.


    In February 1999 the Company granted options to purchase 311,064 shares of common stock to certain directors. The options are fully vested.


    In February 1999, the Company granted warrants to purchase 11,881 shares of the Company's common stock in exchange for services to be provided in connection with the Company's IPO.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                4,000,000 SHARES


                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              D.A. DAVIDSON & CO.

                          JANNEY MONTGOMERY SCOTT INC.

                           FIRST SECURITY VAN KASPER

                                         , 1999

--------------------------------------------------------------------------------

    UNTIL       , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
THAT BUY, SELL OR TRADE THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated fees and expenses of this offering (excluding underwriting discounts and commissions):


                                                                                   AMOUNT(1)
                                                                                  ------------
SEC Registration Fee............................................................  $     12,510
NASD Filing Fee.................................................................  $      5,000
Nasdaq National Market Listing Fee..............................................  $     88,500
Non-Accountable Expense Allowance...............................................  $     25,000
Legal Fees and Expenses.........................................................  $    225,000
Accounting Fees and Expenses....................................................  $    350,000
Blue Sky Qualification Fees and Expenses........................................  $      5,000
Transfer Agent and Registrar Fees...............................................  $     15,000
Printing Expenses...............................................................  $    100,000
Insurance Policy Premiums.......................................................  $    100,000
Miscellaneous Expenses..........................................................  $     73,990
                                                                                  ------------
    Total.......................................................................  $  1,000,000
                                                                                  ------------
                                                                                  ------------


------------------------


(1) All amounts have been estimated except the NASD filing and SEC Registration Fee. We will be obligated to pay all of the above expenses.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Sections 35-1-451 through 35-1-457 of the Montana Code Annotated authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended, Article IX of the registrant's Amended and Restated Bylaws provides for indemnification of the registrant's directors, officers, employees and agents to an extent not inconsistent with Montana law. Directors of the registrant also may be indemnified pursuant to a liability insurance policy maintained by the registrant for such purpose.

    Section 35-1-452 of the Montana Code Annotated authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in connection with a proceeding by or in the right of the corporation in which the director is adjudged liable to the corporation or in connection with any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article VI of the registrant's Amended and Restated Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Montana law, such limitations on a director's liability to the registrant and its shareholders.

    The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided by the Underwriters for inclusion in this Registration Statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


    We have made the following sales of securities for the consideration indicated during the past three years, none of which sales were registered under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. The information below gives effect to a 216.017-for-1 stock split effected in May 1999.


    From September 30, 1998 to July 27, 1999, we granted stock options to purchase 913,628 shares of common stock at exercise prices ranging from $4.42 to $9.26 per share to employees, directors and consultants pursuant to our 1997 Stock Plan. We believe that the issuance of the options were exempt from the registration by virtue of Rule 701.



    On October 1, 1998, we issued to the six shareholders of Montana American Manufacturing Corporation ("MAMC") an aggregate of 360,654 shares of common stock valued at $3.58 per share in exchange for all of the outstanding capital stock of MAMC. We believe the issuance of the shares was exempt from registration under Section 4(2) of the Securities Act and Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering.



    On October 1, 1998, we issued to one person in exchange for land an aggregate of 54,436 shares of common stock valued at $3.58 per share. We believe the issuance of the shares was exempt from registration under Section 4(2) of the Securities Act and Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering.



    On January 1, 1999, we issued to the twenty members of Montana American Equipment, LLC ("MAE") an aggregate of 452,774 shares of common stock valued at $5.77 per share in exchange for all of the outstanding membership interests of MAE. We believe the issuance of the shares was exempt from registration under
Section 4(2) of the Securities Act and Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering.


    On February 5, 1999, we issued a warrant to purchase 11,881 shares of common stock at a per share exercise price of $8.41 to one party. We believe that the issuance of the warrant was exempt from the registration by virtue of Section 4(2) of the Securities Act as a transaction not involving a public offering.


    In February 1999, we issued two options to purchase 155,532 shares each of common stock at a per share exercise price of $9.26 to one director and one former director. We believe that the issuance of the options were exempt from the registration by virtue of Section 4(2) of the Securities Act as a transaction not involving a public offering.



    Between April and August 1999, we issued to 31 accredited investors approximately $14.4 million aggregate principal amount of subordinate debt bearing interest at rates ranging from 6.5% to 7.0% per annum. Of this debt, $12.9 million in principal amount will mature on the earlier of December 1, 1999 or within five days following the closing of this offering, and the balance will mature beginning in April 2000. In connection with the issuance of the debt, we also issued warrants to purchase, on a pro-rata basis, an aggregate of 599,333 shares of common stock at an exercise price from $9.10 to $10.00 per share. We believe the issuance of the debt and the warrants was exempt from registration under Section 4(2) of the Securities Act and under Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering.


ITEM 16. EXHIBITS


EXHIBIT NO.                                               DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------

    1.1**    Form of Underwriting Agreement.

    3.1**    Amended and Restated Articles of Incorporation.

    3.2**    Bylaws.

EXHIBIT NO.                                               DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------
    4.1**    Description of capital stock contained in the Amended and Restated Articles of Incorporation (See
             Exhibit 3.1).

    4.2**    Description of rights of security holders contained in the Bylaws (See Exhibit 3.2).

    4.3**    Form of common stock certificate.

    5.1*     Opinion of Van Valkenberg Furber Law Group, P.L.L.C.

    9.1**    Voting Trust Agreement, dated June 30, 1997, between various Jore Corporation shareholders and
             Matthew Jore, Trustee.

   10.1**    Amended and Restated Jore Corporation 1997 Stock Plan.

   10.2**    Common Stock Purchase Option, dated February 10, 1999, between Jore Corporation and William M.
             Steele, Trustee of the Steele Family Trust.

   10.3**    Common Stock Purchase Option, dated February 10, 1999, between Jore Corporation and Gary S. Houck.

   10.4+**   Exclusive Supply Agreement, dated October 1, 1998, between Jore Corporation and Sears, Roebuck and
             Co.

   10.5**    Lease Agreement, dated September 1, 1996, between Jore Corporation and Jore Land, L.L.C.

   10.6**    Lease Agreement, dated January 1, 1997, between Jore Corporation and Jore Land, L.L.C.

   10.7**    Lease Agreement, dated September 1, 1997, between Jore Corporation and Jore Land, L.L.C.

   10.8**    Lease Agreement, dated October 1, 1998, between Jore Corporation and Jore Land, L.L.C.

   10.9**    Master Equipment Lease Agreement, dated July 6, 1998, between Key Corp Leasing and Jore Corporation.

   10.10**   Interim funding Loan and Security Agreement, dated March 3, 1999, between Key Corp Leasing and Jore
             Corporation.

   10.11**   Option Agreement, dated February 1, 1999, between Jore Corporation, Matthew Jore and Jore Land L.L.C.

   10.12**   Patent Assignment, dated January 1, 1999, between Jore Corporation and Matthew Jore.

   10.13**   Patent Assignment, dated January 1, 1999, between Jore Corporation and Matthew Jore.

   10.14**   Patent Assignment, dated January 1, 1999, between Jore Corporation and Matthew Jore.

   10.15**   Form of Lock-up Agreement executed by certain of Jore Corporation's shareholders.

   10.16**   Patent Assignment, dated April 2, 1999, between Jore Corporation and Matthew Jore.

   10.17+**  License Agreement, dated April 28, 1999, by and among Stanley Logistics, Inc., The Stanley Works and
             Jore Corporation.

   10.18**   Loan and Security Agreement, dated May 15, 1996 and as amended May 12, 1999, between Jore Corporation and Coast Business Credit.

   10.19**   Patent Assignment, dated January 1, 1999 between Jore Corporation and Matthew Jore.

   10.20**   Limited Craftsman-Registered Trademark- Trademark License Agreement, dated May 3, 1999, between
             Sears, Roebuck and Co. and Jore Corporation.

EXHIBIT NO.                                               DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------
   10.21+    Sales and Marketing Agreement, dated January 1, 1999, between Jore Corporation and Manufacturers'
             Sales Associates, LLC.

   10.22**   Employment Agreement, dated June 8, 1999, between Matthew B. Jore and Jore Corporation.

   10.23**   Purchase Agreement, dated April 7, 1999, between DADCO and Jore Corporation.

   10.24**   Guaranty, dated April 7, 1999, given by Matthew B. Jore to DADCO.

   10.25**   Purchase Agreement, dated June 4, 1999, between Blaine Huntsman and Jore Corporation.

   10.26**   Guaranty dated June 4, 1999, given by Matthew B. Jore to Blaine Huntsman.

   10.27**   Registration Rights Agreement, dated June 4, 1999, between Jore Corporation and Blaine Hunstman.

   10.28**   Independent Contractor Agreement, dated June 30, 1999, between Thomas E. Mahoney and Jore
             Corporation.

   10.29+**  Strategic Alliance Agreement, dated May 7, 1999, between Jore Corporation and International Tool
             Machines of Florida, Inc.

   10.30+**  Business Consultant and Management Agreement, dated May 7, 1999, between Jore Corporation and Karl
             Giebmanns.

   16.1**    Letter, dated July 7, 1999, from Galusha, Higgins & Galusha re change in certifying accountant.

   21.1**    List of Jore Corporation's Subsidiaries.

   23.1*     Consent of Van Valkenberg Furber Law Group P.L.L.C. (Included in Exhibit 5.1).

   23.2*     Consent of Boone, Karlberg & Hadden P.C.

   23.3      Consent of Deloitte & Touche LLP.

   24.1**    Power of Attorney.

   24.2**    Power of Attorney.

   27.1      Financial Data Schedule.


------------------------

*   To be filed by amendment.


**  Previously filed



+ Portions of this exhibit has been omitted pursuant to an application for Confidential Treatment filed with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.


ITEM 17. UNDERTAKINGS

    The Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

        (i) include any prospectus required by section 10(a)(3) of the Securities Act;

        (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and


        (iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;


    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement of the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

        (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    In accordance with the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Ronan, State of Montana, on August 19, 1999.


                                JORE CORPORATION

                                By:  *
                                     -----------------------------------------
                                     Matthew B. Jore
                                     PRESIDENT AND CHIEF EXECUTIVE OFFICER


    In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
                                 Chairman, President and
*                                Chief Executive Officer
------------------------------     (Principal Executive       August 19, 1999
Matthew B. Jore                          Officer)

                                 Chief Financial Officer
/s/ DAVID H. BJORNSON            and Director (Principal
------------------------------   Financial and Accounting     August 19, 1999
David H. Bjornson                        Officer)

------------------------------   Executive Vice President     August 19, 1999
Michael W. Jore                        and Director

------------------------------           Director             August 19, 1999
Thomas E. Mahoney

------------------------------           Director             August 19, 1999
Bruce Romfo

------------------------------           Director             August 19, 1999
William M. Steele

------------------------------           Director             August 19, 1999
James P. Mathias

------------------------------           Director             August 19, 1999
Blaine Huntsman



*By:    /s/ DAVID H. BJORNSON
      -------------------------                                August 19, 1999
          David H. Bjornson
          ATTORNEY-IN-FACT